United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of May 2025

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item	Description of Items
1.	Earnings Release – 4Q2024
2.	Call Notice to Annual and Extraordinary Shareholders' Meetings
3.	Board of Directors Proposal for the Annual and Extraordinary Shareholders' Meetings
4.	Notice to the Market dated March 27, 2025 – Resignation of Board Member
5.	Notice to the Market dated April 30, 2025 – Filing of Form 20-F
6.	Notice to Shareholders dated April 30, 2025 - Resolutions passed at the AESM – Dividends/IoE
7.	Notice to the Market dated May 5, 2025 – Change in Relevant Shareholding
8.	Earnings Release – 1Q2025

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: May 16, 2025

1.	Earnings Release – 4Q2024

EARNINGS RELEASE

4Q24 CEMIG

Conference call | Webcast
March 21 (Friday),
3pm (Brasília time)
Link - CEMIG - WEBCAST

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CEMIG
4Q24

4Q24 HIGHLIGHTS

RATINGS

- AAA — FitchRatings
- AA+ — Moody's
- AA+ — S&P Global Ratings

Results 4Q (R$ million)

Consolidated Ebitda

-21.9%
-10.4%
2,452
1,914
2,163
1,937
4Q23
4Q24
4Q23
4Q24
IFRS
Recurring

Consolidated net profit

-47.1%
-30.7%
1,886
998
1,684
1,166
4Q23
4Q24
4Q23
4Q24
IFRS
Recurring

Ebitda by segment (Recurring)

47.3%
26.5%
7.7%
9.6%
8.8%
Distribution
Generation
Trading
Transmission
Gas

Leverage (Net debt/Adjusted Ebitda)

2.70
1.28
1.22
0.96
0.89
1.30
2019
2020
2021
2022
2023
2024

ESG

Nota A MSCI

Leader in valuation in the Brazilian electricity sector

CEMIG: IN THIS INDEX FOR **25 YEARS**

MEMBER OF
Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THIS INDEX

FitchRatings
AAA
Best score in history
CEMIG

Energy Sources: 100% RENEWABLE

2024

HIGHLIGHTS – 2024

Cemig's highest-ever annual Ebitda and Net profit –

Ebitda: R$ 11.3 billion; **Net profit: R$ 7.1 billion**
Adjusted Ebitda: R$ 7.6 billion

Service quality improved:

- Outage indicators (DEC, FEC) within regulatory limits: with a reduction of **2.5 hours in the perceived DEC**

Decisions aligned with strategic planning

- Successful sale of stake in **Aliança Energia** – for **R$ 2.7 billion**
- 4 small hydro plants (PCHs) **sold:** optimizing portfolio – reallocation of capital
- Approx. 60% of **energy trading** contracts now transferred to the Holding company

Record annual investment in 2024 : R$ 5.7 billion

- 190,000 new clients connected
- 5,000 km of networks added (Cemig D)
- Investments were more than 4x the distribution business's QRR (depreciation index)
- Centralized solar generation capacity added: **155 MW**
- 211 kilometers of gas pipelines built

Regulator accepted 100% of investments in Permitted Transmission Revenue

- Increased RAP (annual transmission revenue) by 5.4% for 2024-5 – to **R$ 1.24 billion**
- Investments and efficiency in construction of assets resulted in positive effect of R$ 1.5 bn

Management of debt:

- Best rating in Cemig's history: Fitch Ratings – **AAA**
- Eurobonds settled in full – Cemig now has no FX exposure
- Average tenor of debt lengthened by two years – to **4.8 years**
- **Low Leverage** – Net debt / Adjusted Ebitda at **1.30**
  – ensured financial sustainability for execution of robust investment program

Highest yield in Brazilian electricity in 2024

- Dividends of **R$ 1.88 billion** proposed at AGM
- Interest on Equity declared: **R$ 1.85 billion**
- Additional dividends of R$ 1.4 billion already declared and paid in August/24

Cemig has now been in the Dow Jones Sustainability Index for <u>25 years running</u>

- The **only electricity company in the Americas** included in the 'DJSI World'

In Carbon Disclosure Project "A-List" (top score in 10 of the 16 criteria)

4Q24 HIGHLIGHT NUMBERS

Robust cash generation

Ebitda: R$ 1.91 billion | **Adjusted Ebitda: R$ 1.94 billion** (R$ 2.16 bn in 4Q23)

Adjusted net profit: R$ 1.17 billion

Cemig D (Distribution):

- **Energy losses**: Strong reduction – to **10.31% in Dec/24** (from 10.76% in 12 months to end-Sep/24)
- **Ebitda: up 19%** vs. 4Q23.
- **Volume** distributed: Down 1.0% YoY (captive market –8.9%, Free Consumers +7.2%)

Operational efficiency:

- Distribution **Opex** within regulatory limit
- Consolidated **PMSO** expenses up 3.24% – less than 2024 inflation (4.83%)

Profit of Trading operation down 62% YoY

- Strong result in 4Q23 (successful trading strategy > higher than average margins)
- R$ 21.3 mn adverse effect from exposure of ~820 MW to sub-market price differences

Total investment in the quarter: R$ 1.67 billion ▪ 12% higher than in 4Q23

- **Invested by Cemig D** in the quarter: **R$ 1.26 billion**

Non-consolidated investees:

- Equity gain in 4Q24 was R$ 106.4 million lower YoY, on:
  (i) weaker result from Belo Monte; (ii) Aliança Geração no longer included.
- Impairment of R$ 40.7 million recognized on goodwill of Aliança Norte.

Small Hydro Plants sold at auction for premium of 78.8%

- Provision of R$ 17.7 million was reversed on success of this auction

Eurobonds:

- FX rate caused R$ 139.5 mn Negative effect on profit (vs. R$ 0.5 mn positive in 4Q23).
- All bonds settled on December 5, 2024: Cemig now has no FX exposure.

HIGHLIGHTS – 4Q24
4Q24 Ebitda and profit, by company	6
4Q24 INCOME STATEMENTS	7
Results by business segment	8
CONSOLIDATED ELECTRICITY MARKET	9
Cemig D	10
Billed electricity market*	10
Sources and uses of electricity – MWh	11
Client base	11
Performances by sector	12
The 2024 Annual Tariff Adjustment	12
Five-year Tariff Reviews compared	13
Indicators of supply quality: DEC and FEC	14
Combating default	14
Energy losses	15
Cemig GT and the Cemig holding company	16
Electricity market	16
Sources and uses of electricity	16
Gasmig	17
CONSOLIDATED RESULTS	18
Net profit	18
Operational revenue	19
Operational costs and expenses	21
Finance income and expenses	24
Equity income (Gain / loss in non-consolidated investees)	25
CONSOLIDATED EBITDA (IFRS, and Adjusted)	26
Ebitda of Cemig D	28
Cemig GT – Ebitda	29
Investments	30
Debt	31
Cemig’s long-term ratings	33
ESG – Report on performance	34
Performance of Cemig’s shares	37
RAP: July 2024–June 2025 cycle	40
Regulatory transmission revenue	41
Complementary information	41
Cemig D	41
Cemig GT	43
Cemig, Consolidated	44
Disclaimer

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

4Q24 Ebitda and profit, by company

	4Q24	4Q23	Change %	4Q24	4Q23	Change %
	Ebitda by company (IFRS)			Net profit by company (IFRS)
(R$ mn)
Cemig D (IFRS)	958	804	19.2%	452	400	13.0%
Cemig GT (IFRS)	527	1,173	–55.1%	241	844	–71.4%
Gasmig (IFRS)	179	204	–12.1%	112	139	–19.2%
Consolidated (IFRS)	1,914	2,452	–21.9%	998	1,886	–47.1%
New replacement value (VNR)	35	22	57.4%
Equity income (Gain (loss) in non-consolidated investees)	33	139	–76.4%
Consolidated (IFRS) less VNR and equity income	1,847	2,291	–19.4%

	4Q24	4Q23	Change %	4Q24	4Q23	Change %
	Adjusted Ebitda, by company			Adjusted net profit, by company
(R$ mn)
Cemig D	958	804	19.2%	452	400	13.0%
Cemig GT	527	884	–40.4%	394	653	–39.7%
Consolidated – Adjusted	1,937	2,163	–10.4%	1,166	1,684	–30.7%
New replacement value (NRV)	35	22	57.4%
Gain (loss) in non-consolidated investees	33	139	–76.4%
Adjusted consolidated net profit less VNR and equity income	1,870	2,002	–6.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

4Q24 INCOME STATEMENTS

	4Q24	4Q23	Change, %
IN (R$ ’000)
NET REVENUE	11,177	9,957	12.3%

COSTS
Cost of electricity and gas	–6,178	–5,242	17.9%
Infrastructure construction costs	–1,518	–1,211	25.4%
Cost of operation	–1,444	–1,268	13.9%
Total cost	–9,140	–7,720	18.4%

GROSS PROFIT	2,037	2,236	–8.9%

EXPENSES:
Client default provision	–72	–102	–29.4%
General and administrative expenses	–214	–223	–4.1%
Other expenses, net	–234	–247	–5.4%
Other revenues	0	297	–100.0%
Total expenses	–519	–275	88.8%

Share of gain (loss) in non-consolidated investees	33	139	–76.4%
Profit before Finance income (expenses) and taxes on profit	1,550	2,101	–26.2%

Finance income	284	368	–23.0%
Finance expenses	–680	–466	45.8%
Net finance income (expense)	–396	–98	304.4%

Profit before income and Social Contribution taxes	1,154	2,003	–42.4%

Income tax and Social Contribution tax	–309	–199	55.5%
Deferred income tax and Social Contribution tax	153	82	86.2%
Deferred income tax and Social Contribution tax	–156	–117	33.9%
NET PROFIT FOR THE PERIOD	998	1,886	–47.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

4Q24 Results by business segment

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In December 2024 the Cemig Group invoiced 9.41 million clients – an addition of 191,000 clients, or a 2.1% increase in its consumer base, from December 2023. Of this total number of consumers, 9,407,944 were final consumers (including Cemig’s own consumption); and 447 were other agents in the Brazilian power sector.

The chart below itemizes the Cemig Group’s sales to final consumers:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

Cemig D

Billed electricity market*

	4Q24	4Q23	Change, %
Captive clients + Transmission for clients (MWh)
Residential	3,269,139	3,289,232	–0.6%
Industrial	5,777,187	5,571,405	3.7%
Captive market	230,020	302,018	–23.8%
Transport of energy	5,547,167	5,269,387	5.3%
Commercial, services and Others	1,634,659	1,736,739	–5.9%
Captive market	967,083	1,156,259	–16.4%
Transport	667,576	580,480	15.0%
Rural	705,045	836,885	–15.8%
Captive market	678,416	822,905	–17.6%
Transport	26,629	13,980	90.5%
Public services	835,511	915,843	–8.8%
Captive market	659,449	797,873	–17.3%
Transport	176,062	117,970	49.2%
Concession holders	87,742	86,502	1.4%
Transport	87,742	86,502	1.4%
Own consumption	7,678	8,005	–4.1%
Total	12,316,961	12,444,612	–1.0%
Total, captive market	5,811,785	6,376,292	–8.9%
Total, energy transported for Free Clients	6,505,176	6,068,320	7.2%

* Excludes supply offset in distributed generation.

Electricity billed to captive clients plus transport of energy for Free Clients and distributors, excluding supply offset in distributed generation, totaled 12,317 GWh in 4Q24. This was 1.0% lower than in 4Q23. The lower total was mainly due to lower consumption in three client categories: consumption by rural consumers was down 15.8% (131.8 GWh) YoY; commercial consumption was down 5.9%, or 102.1 GWh; and public services consumed 8.8% (80.3 GWh) less than in 4Q23. These differences reflect: (i) migration to distributed generation; (ii) milder temperatures; and (iii) higher rainfall – less need for irrigation. On the other hand, consumption by industrial clients was 205.7 GWh (3.7%) higher, reflecting higher industrial production.

The lower total of energy distributed (down 1.0% YoY) reflected: Total consumption by the captive market 8.9% (564.5 GWh) lower, and use of the network by Free Clients 7.2% (436.9 GWh) higher.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

Sources and uses of electricity – MWh

	4Q24	4Q23	Change, %
Metered market – MWh
Transported for distributors	87,742	85,586	2.5%
Transported for Free Clients	6,457,709	6,000,168	7.6%
Own load + Distributed generation	8,773,661	9,428,348	–6.9%
Consumption by captive market	5,924,306	6,472,529	–8.5%
Distributed generation market	1,466,740	1,231,100	19.1%
Losses in distribution network	1,382,615	1,724,719	–19.8%
Total volume carried	15,319,112	15,514,102	–1.3%

Client base

In December 2024 Cemig D billed 9.40 million consumers, or 2.1% more than in December 2024.

Of this total, 4,414 were Free Clients using the distribution network of Cemig D.

	Dec. 2024	Dec. 2023	Change, %
NUMBER OF CAPTIVE CLIENTS
Residential	7,960,300	7,725,836	3.0%
Industrial	23,807	28,437	–16.3%
Commercial, services and Others	916,307	943,831	–2.9%
Rural	405,953	422,829	–4.0%
Public authorities	72,681	69,670	4.3%
Public lighting	7,209	6,659	8.3%
Public services	13,688	13,703	–0.1%
Own consumption	789	758	4.1%
Total, captive clients	9,400,734	9,211,723	2.1%
NUMBER OF FREE CLIENTS
Industrial	1,865	1,221	52.7%
Commercial	2,377	1,714	38.7%
Rural	84	22	281.8%
Concession holders	8	8	0.0%
Others	80	22	263.6%
Total, Free Clients	4,414	2,987	47.8%
Total, Captive market + Free Clients	9,405,148	9,214,710	2.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

Performances by sector

Industrial: Energy distributed to industrial clients was 3.7% higher YoY in 4Q24, on higher physical production by industry, and was 46.9% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (45.0%), which was 5.3% higher by volume than in 4Q23. Energy billed to captive industrial clients was 1.9% of the total distributed, and 23.8% less by volume than in 4Q23 – mainly due to migration of clients to the Free Market. Highlights in industry by sector were: Increased consumption in Ferroalloys (up 13.1% YoY), Cement (up 10.3%), Chemicals (up 8.5%), Food and beverages (up 5.3%), and Extractive industries (up 3.3%) – while consumption by the Non-ferrous metals sector was down 12.6%, YoY.

Residential: Residential consumption was 26.5% of total energy distributed by Cemig D, and 0.6% higher than in 4Q23. Average monthly consumption per consumer in the quarter, at 136.9 kWh/month, was 3.5% lower than in 4Q23, reflecting milder temperatures than in 4Q23. On the other hand, the total number of residential clients was increased by 2.1% year-on-year (234,500 new clients).

Commercial and services: Energy distributed to these consumers was 13.3% of the total distributed by Cemig D in 4Q24, and by volume 5.9% less than in 4Q23. The change is the result of a 16.4% reduction in the volume of energy billed to captive clients, and a 15.0% increase in the volume of energy transported for Free Clients. The lower consumption reflects: (i) milder temperatures, and (ii) migration of clients to distributed generation.

Rural: Consumption by rural clients was 6.8% of the total energy distributed, and was 15.8% lower by volume than in 4Q23. This mainly reflected lower consumption for irrigation, and a reduction of 4.0% in the number of consumer units in this category.

Public services: consumed 6.8% of the energy distributed in 4Q24, and was 8.8% less by volume than in 4Q23.

The 2024 Annual Tariff Adjustment

The tariffs of Cemig D undergo and Annual Tariff Adjustment are adjusted in May each year; and every five years are subjected to a Periodic Tariff Review, also in May. The aim of the Annual Tariff Adjustment is to pass on changes in the costs defined as “non-manageable” in full to the client, and provide inflation adjustment for the costs defined as “manageable”, as specified in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, designed to capture productivity, under a system using the price-cap regulatory model.

On May 14, 2024 Aneel ratified Cemig D’s Tariff Adjustment to be effective from May 28, 2024 to May 27, 2025, with an average increase, for consumers, of 7.32%. The average effect for low-voltage clients was an increase of 6.72%, and for residential consumers an increase of 6.70%. The component percentage corresponding to manageable costs (referred to as ‘Portion B’) was 1.27%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 0.81%. The increase in the financial components of the tariff contributed 5.23%. The financial-components effect in 2024 comes mainly from absence of the item included in the 2023 adjustment process relating to the repayment to consumers of PIS, Pasep and Cofins taxes totaling R$ 1.27 billion.

Average effects of the Tariff Adjustment
High voltage – average	8.63%
Low voltage – average	6.72%
Average effect	7.32%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20T%C3%A9cnica%20RTA%202024_CEMIG.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

Five-year Tariff Reviews compared

Comparison of the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base R$ million	20,490	25,587
Net Remuneration Base R$ million	8,906	15,200
Average depreciation rate:	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ R$ mn	149	272
CAIMI * R$ mn	333	484
QRR ** (Depreciation calculation) R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’ – Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

Indicators of supply quality: DEC and FEC

In 2023 the State of Minas Gerais experienced an increase in extreme atmospheric events, which caused a slight increase in electricity outages. In this challenging context Cemig has taken extra steps to reduce outage duration and frequency, and is making major investments in its distribution operation to maximize service quality.

These actions have produced positive results. Cemig’s DEC (average outage Duration per Consumer) is now within the regulatory limit of 9.64 hours: in the 12 months to end-December it was 9.46 hours.

Combating default

The Company has kept collection actions at a high level, helping to keep its Receivables Recovery Index (collection / billing) also high – in December 2024 this index was 99.44%.

New payment channels, and online negotiation, have helped to increase the proportion of collection via digital channels (the PIX instant payment system, automatic debits, payments by card and app, etc.) – which at the end of 2024 reached 67.0% of the total collected, compared to 61.3% in 2023. Of all these, the PIX system stands out – it was used for 31.3% of all collections in December 2024 – and has saved R$ 30.6 million in payment charges/costs since it was implemented. The change in the payments mix has reduced Cemig’s costs of collection/receipt by 15% compared to 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

Energy losses

In the 12 months to Dec. 31, 2024, Cemig’s energy losses were 10.36%, below the regulatory target of 10.51%.

Cemig’s success in combating energy losses in 2024 has several components that deserve highlighting: approximately 385,000 inspections; replacement of more than 550,000 obsolete meters; replacement of 57,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 370,000); and regularization of 12,200 clandestine connections made by families living in ‘invaded’ and low–income areas, through our Energia Legal program, which uses ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project in February 2023 to 22,800). Planned for 2025 are: 340,000 inspections; installation of more than 400,000 smart meters; and regularization of 54,000 families in low-income communities (using BT Zero and ‘Bulletproofed Meter Panel’ technologies).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Cemig GT and the Cemig holding company

Electricity market

The total volume of electricity sold by Cemig GT and by the holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE), was 2.5% higher than in 4Q23. Cemig GT billed 5,526 GWh (including quota sales) in 4Q24, 5.8% less than in 4Q23. The lower figure is the result of transfer of sales contracts to Cemig H (the holding company) – which reported sales of 5,108 GWh in 4Q24, 12.7% more than in 4Q23. The migration of purchase contracts from Cemig GT to the holding company began in 3Q21, and has continued gradually since then. It is now around 60%.

	4Q24	4Q23	Change %
Cemig GT – MWh
Free Clients	3,218,766	3,204,224	0.5%
Industrial	2,128,481	2,266,144	–6.1%
Commercial	874,426	932,015	–6.2%
Rural	5,793	6,065	–4.5%
Public authorities	–	–	–
‘Energy retailer’ Free Clients	210,065	–	–
Free Market – Traders and cooperatives	1,140,822	1,502,666	–24.1%
Quota supply	574,432	574,322	0.0%
Regulated Market	559,016	551,032	1.4%
Regulated Market – Cemig D	33,253	33,715	–1.4%
Total, Cemig GT	5,526,289	5,865,959	–5.8%
Cemig H – MWh
Free Clients	2,564,269	2,370,840	8.2%
Industrial	2,067,268	1,999,957	3.4%
Commercial	458,409	352,946	29.9%
Rural	38,592	17,937	115.2%
Free Market – Traders and cooperatives	2,543,342	2,161,692	17.7%
Total Cemig H	5,107,611	4,532,532	12.7%
Cemig GT + H	10,633,900	10,398,491	2.3%

Sources and uses of electricity

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies industrial, commercial and residential users, compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s last Tariff Review was completed in April 2022. Highlights of that Review:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the PMSO cost (Personnel, Materials, outsourced Services, Other expenses) in full.

Market (Volume in ’000m3)	2022	2023	2024	Change, 2023–24
Automotive	40,950	31,907	22,511	–29.4%
Compressed vehicle natural gas	364	541	630	16.5%
Industrial	870,667	830,943	786,363	–5.4%
Industrial compressed natural gas	13,616	12,473	10,275	–17.6%
Residential	11,392	11,912	12,095	1.5%
Co-generation	13,137	12,075	12,164	0.7%
Commercial	23,114	21,964	23,203	5.6%
Subtotal – conventional gas	973,240	921,815	867,241	–5.9%
Thermal plants	37,991	–	–	–
Subtotal – gas sold	1,011,231	921,815	867,241	–5.9%
Industrial – Free Market	87,133	92,362	97,302	5.3%
Industrial compressed natural gas – Free Market	–	–	10,421	–
Thermal – Free Market	7,119	19,050	58,046	205%
Total (sales + Free Clients)	1,105,483	1,033,227	1,033,010	0.0%

Ebitda (R$ ’000)	4Q24	4Q23
Profit (loss) for the period	112,101	138,803
Net finance income (expenses)	15,189	2,649
Income tax and Social Contribution tax	28,569	40,011
Depreciation and amortization	23,361	22,257
Ebitda per CVM Resolution 156	179,150	203,720

The volume of gas sold in 2024 was 5.9% lower than in 2023, while the volume distributed to industrial Free Clients was 48.8% higher. In 4Q24, total volume sold was 259,900 m3, 1.5% lower than in 4Q23; the captive market diminished by 3.9%, and the free market grew 11.9%.

Gasmig’s Ebitda was 11.3% lower in 4Q24 than 4Q23, reflecting lower volume of gas sold to the captive market.

The number of Gasmig’s clients increased by 8.3% from 4Q23, to a total of 103,885 consumers in December 2024. This reflects expansion of both the commercial and the residential client bases (addition of 8,000 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

CONSOLIDATED RESULTS

Net profit

Cemig reports 4Q24 net profit of R$ 998 million, which compares with net profit of R$ 1,886 million in 4Q23. 4Q24 Adjusted net profit is R$ 1,166 million, vs. R$ 1,684 million in 4Q23. Main factors in this result were:

▪	Profit in electricity trading was 61% lower YoY: the 4Q23 comparison base was high, due to a successful strategy in that quarter which achieved a margin significantly above the historical average.
▪	Equity income (the gain/loss in non-consolidated investees) was R$ 106.4 million lower, due to (i) a weaker result in Belo Monte, and (ii) the absence of Aliança Energia, after Cemig sold its stake in Aliança in 3Q24.
▪	Cemig D distributed 1.0% less energy in 4Q24 than in 4Q23.
▪	Net profit of Gasmig was R$ 26.7 million lower, YoY, on lower volume of gas distributed, and worst net financial result.
▪	Net profit of Cemig D was R$ 52 million higher YoY, mainly reflecting the reduction in energy losses.
▪	4Q23 comp: Sales of Baguari and Retiro Baixo provided a gain of R$ 201.9 million in the profit of 4Q23.

Main non-recurring effects:

▪	Negative: R$ 40.7 million impairment of the entire goodwill carried for the investment in Norte Energia.
▪	Positive: Reversal, after the successful auction in December of four Small Hydro Plants, of the R$ 11.7 million provision that had been made in 1Q24 for potential impairment of their value.
▪	Negative: FX variation in 4Q on the US dollar debt, net of the hedge, was R$ 139.5 million negative, compared to R$ 0.5 million positive in 4Q23. The debt was settled in full on December 5. Cemig now has no FX exposure.

More details of these variations are given below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

Operational revenue

	4Q24	4Q23	Change %
R$ ’000
Revenue from supply of electricity	9,621,909	8,917,462	7.9%
Revenue from use of distribution systems (TUSD charge)	1,375,131	1,192,593	15.3%
CVA and Other financial components in tariff adjustments	46,797	–149,466	–131.3%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	0	339,403	–100.0%
Transmission – Operation and Maintenance revenue	–20,355	93,755	–121.7%
Transmission – Construction revenue	144,472	92,883	55.5%
Financial remuneration of transmission contractual assets	219,467	123,340	77.9%
Generation capital reimbursement	23,232	22,783	2.0%
Distribution construction revenue	1,402,318	1,141,888	22.8%
Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession	34,754	22,086	57.4%
Gain on financial updating of Concession Grant Fee	117,770	97,046	21.4%
Settlements on CCEE	10,078	65,949	–84.7%
Retail supply of gas	988,396	952,998	3.7%
Fine for continuity indicator shortfall	–45,311	–46,066	–1.6%
Other revenues	843,978	634,041	33.1%
Taxes and charges reported as deductions from revenue	–3,585,759	–3,544,009	1.2%
Net revenue	11,176,877	9,956,686	12.3%

Revenue from supply of electricity

	4Q24			4Q23			Change, %
	MWh	R$ ’000	Average price billed R$/MWh (1)	MWh	R$ ’000	Average price billed R$/MWh (1)	MWh	R$ ’000
Residential	3,759,818	3,654,240	971.92	3,695,589	3,169,467	857.64	1.7%	15.3%
Industrial	4,596,957	1,372,739	298.62	4,642,626	1,470,323	316.7	–1.0%	–6.6%
Commercial, services and others	2,808,877	1,752,088	623.77	3,045,990	1,706,210	560.15	–7.8%	2.7%
Rural	783,160	659,721	842.38	981,836	641,985	653.86	–20.2%	2.8%
Public authorities	263,884	261,667	991.6	284,337	243,756	857.28	–7.2%	7.3%
Public lighting	237,575	141,545	595.79	255,135	133,719	524.11	–6.9%	5.9%
Public services	203,044	184,125	906.82	268,988	208,204	774.03	–24.5%	–11.6%
Subtotal	12,653,315	8,026,125	634.31	13,174,501	7,573,664	574.87	–4.0%	6.0%
Own consumption	7,678	–	–	8,005	–	–	–4.1%	–
Retail supply not yet invoiced, net	–	224,546	–	–	108,855	–	–	–
	12,660,993	8,250,671	634.31	13,182,506	7,682,519	574.87	–4.0%	7.4%
Wholesale supply to other concession holders (2)	4,762,961	1,338,863	281.1	4,742,073	1,206,718	254.47	0.4%	11.0%
Wholesale supply not yet invoiced, net	–	32,375	–	–	28,225	–	–	14.7%
Total	17,423,954	9,621,909	537.71	17,924,579	8,917,462	490.07	–2.8%	7.9%

(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 4Q24 was R$ 8,250.7 million, which compares with R$ 7,682.50 million in 4Q23, a year-on-year increase of 7.4%, in spite of the total volume of energy sold to final consumers being 4.0% lower. The variation in revenue is mainly explained by the tariff increase for Distribution which came into effect on May 28, 2024, with average effect of 7.32%.

Transmission

	4Q24	4Q23	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	–20,355	93,755	–121.7%
Infrastructure construction, updating and enhancement	144,472	92,883	55.5%
Financial remuneration of transmission contractual assets	219,467	123,340	77.9%
Total	343,584	309,978	10.8%

Transmission revenues amounted to R$343.6 million in 4Q24, an increase of R$33.6 million over 4Q23. This growth was influenced by the 55.5% increase (+R$51.6 million) in construction revenue, mainly due to the greater volume invested in reinforcements and improvements and the implementation of lot 1 of the 02/2022 auction. Revenue from operation and maintenance plus the remuneration of contract assets totaled R$199.1 million, representing a reduction of 8.3%. (Note that the revenues shown take into account eliminations of transactions between the companies consolidated in the group).

Gas

Gross revenue from supply of gas in 4Q24 totaled R$ 988.4 million, compared to R$ 953.0 million in 4Q23. This higher figure reflects the higher prices charged to consumers than in the prior year – the increase in prices for acquisition of gas were passed through to the consumer.

Revenue from Use of Distribution Systems – the TUSD charge

	4Q24	4Q23	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,375,131	1,192,593	15.3%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

In 4Q24 revenue from the TUSD – charged to Free Consumers for distribution of their energy – was R$ 182.5 million higher than in 4Q23. This mainly reflects: (i) volume of energy transported for Free Clients 7.2% higher; and (ii) the distribution company’s annual tariff adjustment.

	4Q24	4Q23	Change %
POWER TRANSPORTED – MWh
Industrial	5,547,167	5,269,387	5.3%
Commercial	667,576	580,480	15.0%
Rural	26,629	13,980	90.5%
Public services	176,062	117,970	49.2%
Concession holders	87,742	86,502	1.4%
Total energy transported	6,505,176	6,068,320	7.2%

Operational costs and expenses

	4Q24	4Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	4,922,913	3,957,150	24.4%
Charges for use of national grid	691,644	762,268	–9.3%
Gas purchased for resale	563,716	522,622	7.9%
Construction cost	1,518,396	1,210,562	25.4%
People	332,460	348,543	–4.6%
Employees’ and managers’ profit shares	48,902	38,746	26.2%
Post-employment liabilities	121,809	161,347	–24.5%
Materials	36,933	51,276	–28.0%
Outsourced services	618,024	511,225	20.9%
Depreciation and amortization	363,995	351,452	3.6%
Provisions (reversals)	169,850	88,390	92.2%
Impairment	17,087	0	–
Provisions for client default	72,204	102,311	–29.4%
Provision for loss with related party	0	1,250	–
Other operating costs and expenses	181,519	185,091	–1.9%
Other costs and expenses	9,659,452	8,292,233	16.5%
Gain on disposal of investments	0	–288,308	–
Adjustment to fair value of prior holding	0	–8,638	–
Total, other revenues (reducing expenses)	0	–296,946	–
Total	9,659,452	7,995,287	20.8%

Operational costs and expenses in 4Q24 totaled R$ 9.66 billion, compared to R$ 7.99 billion in 4Q23. The main factors in the higher total were: Cost of energy bought for resale was R$ 965.8 million higher; cost of construction was R$ 307.8 million higher; and outsourced services, R$ 106.8 million higher. Also, in 4Q23, the account Other revenues reducing expenses posted a total of R$ 296.9 million. See more details on costs and expenses in the following pages.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

Electricity purchased for resale

	4Q24	4Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,573,303	1,551,187	1.4%
Electricity acquired in Regulated Market auctions	1,302,137	1,043,326	24.8%
Distributed generation	1,038,791	669,582	55.1%
Spot market	523,810	119,014	340.1%
Supply from Itaipu Binacional	312,780	310,765	0.6%
Physical guarantee quota contracts	215,798	243,828	–11.5%
Individual (‘bilateral’) contracts	124,309	128,695	–3.4%
Proinfa	122,333	126,923	–3.6%
Quotas for Angra I and II nuclear plants	92,453	91,736	0.8%
Credits of PIS, Pasep and Cofins taxes	–382,799	–327,906	16.7%
	4,922,915	3,957,150	24.4%

The consolidated expense on electricity bought for resale in 4Q24 was R$ 4.92 billion, an increase of 24.4% (R$ 965.8 million) from 4Q23. This reflects, mainly:

▪	Regulated Market: Expenses on energy acquired in the Regulated Market were R$ 258.8 million (+24.8%) higher than in 4Q23, reflecting (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of new contracts.
▪	Distributed generation: The expense on distributed generation was R$ 369.2 million (+55.1%) higher, reflecting the 20% growth in the number of generation units (from 250,000 in December 2024, to 302,000 in December 2024). The volume of energy injected from distributed generation in 4Q24, at 1,656 GWh, was 15.1% higher than in 4Q23.
▪	Free Market: The costs of energy acquired in the Free Market (Cemig’s highest cost of purchased energy) totaled R$ 1,573 million, an increase of R$ 22.1 million (+1.4%) in relation to 4Q23.
▪	Spot market: There was a net increase of R$ 404.8 million in the cost of purchases in the spot market, caused mainly by the impact of the hourly modulation in the spot price, especially in Cemig D, and also by a higher cost of hydrological risk, due to the weaker hydrology in 2024.

(Note:) For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Energy purchased – Cemig D	4Q24	4Q23	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,313,284	1,087,449	20.8%
Distributed generation	1,038,791	669,582	55.1%
Spot market – CCEE	355,623	121,212	193.4%
Supply from Itaipu Binacional	312,780	310,765	0.6%
Physical guarantee quota contracts	220,087	247,007	–10.9%
Individual (‘bilateral’) contracts	124,309	128,695	–3.4%
Proinfa	122,333	126,923	–3.6%
Quotas for Angra I and II nuclear plants	92,453	91,736	0.8%
Credits of PIS, Pasep and Cofins taxes	–223,600	–184,972	20.9%
	3,356,060	2,598,397	29.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 4Q24 were R$ 691.6 million, 9.3% lower than in 4Q23.

(This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.)

Gas purchased for resale

The expense on acquisition of gas in 4Q24 was R$ 563.7 million, or 7.9% higher than in 4Q23. This variation reflects a higher price of gas purchased for resale, but with volume of gas distributed 1.5% lower.

Outsourced services

Expenditure on outsourced services was 20.9% (R$ 106.8 million) higher than in 4Q23, the main factors being: (i) maintenance of electrical facilities and equipment, R$ 22.1 million (10.6%) higher; (ii) the expense on tree pruning, R$ 9.3 million (54.9%) higher; (iii) expense on IT R$ 7.4 million (15.6%) higher; and (iv) cleaning of power line pathways, R$ 7.3 million (21.4%) higher.

Provisions for client default

The expense on provisions for losses due to client default in 4Q24 was R$ 72.2 million, or R$ 30.1 million lower than in 4Q23, reflecting both (i) the Company’s efforts in combating default, and (ii) the revision, in 3Q24 (with positive effect in the subsequent 12 months), of the criteria for accounting overdue client receivables (increasing the threshold for posting a 100% write-off from 12 to 36 months, to provide a more faithful reflection of the actual behavior of Cemig clients in practice).

Provisions

Provisions in 4Q24 totaled R$ 186.9 million, compared to R$ 88.4 million in 4Q23. This included a provision of R$ 40.7 million for impairment of goodwill in Aliança Norte, and higher contingency provisions for employment-law and third-party-liability legal actions.

Post-employment liabilities

The impact of the post-retirement obligations on operational profit in 4Q24 was an expense of R$ 121.8 million, compared to an expense of R$ 161.3 million in 4Q23.

People

The expense on personnel in 4Q24 was R$ 332.5 million, compared to R$ 348.5 million in 4Q23. The figure was 4.6% lower in spite of the 4.6% increase in salaries from November 2024, under the Collective Work Agreement.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

Finance income and expenses

	4Q24	4Q23	Change %
(R$ ’000)
Finance income	283,578	368,351	–23.0%
Finance expenses	–679,958	–466,361	45.8%
Net finance income (expenses)	–396,380	–98,010	304.4%

For 4Q24 the Company posted consolidated net financial expenses of R$ 396.4 million, compared to net financial expenses of R$ 98 million in 4Q23. Main factors:

▪	FX variation: Net negative effect, of R$ 211.4 million, in 4Q24, from foreign exchange variation on the debt in US dollars and the related hedge. This effect in 4Q24 reflects 11.2% appreciation in the US dollar exchange rate up to December 5 (the date when the debt was settled) – whereas in 4Q23, this effect had been positive, at R$ 0.8 million, as the dollar depreciated (3.3%) against the Real in that quarter.
▪	Monetary updating of loans: The financial expense posted for monetary updating of loans was R$ 71.4 million higher, and borrowing costs were R$ 35.4 million higher – reflecting (i) gross debt R$ 2.4 billion higher, and (ii) higher IPCA inflation in the quarter (1.47%) than in 4Q23 (1.08%).
▪	Revenue from cash investments, on the other hand, at R$ 148.9 million, was R$ 20.9 million higher than in 4Q23 – mainly on a higher volume of cash available for investment in 4Q24.

Eurobonds: Effects in fourth quarter R$ ’000

	4Q24	4Q23
Effect of FX variation on the debt	–232,629	117,828
Effect on the hedge	21,242	–117,019
Net effect in Finance income (expenses)	–211,387	809

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

Equity income (Gain / loss in non-consolidated investees)

R$ ’000	4Q24	4Q23	Change R$ ’000
Gain/loss in non-consolidated investees
Taesa	110,989	97,880	13,109
Aliança Geração	–	37,780	–37,780
Paracambi	7,877	4,177	3,700
Hidrelétrica Pipoca	2,957	2,668	289
Hidrelétrica Cachoeirão	1,448	1,851	–403
Guanhães Energia	5,595	17,977	–12,382
Cemig Sim (Equity holdings)	5,488	8,037	–2,549
Baguari Energia	–	–	0
Retiro Baixo	–	–	0
Belo Monte (Aliança Norte and Amazônia Energia)	–101,509	–31,115	–70,394
Itaocara	–	–	0
Total	32,845	139,255	–106,410

The gain in equity value of the Company’s holdings in non-consolidated investees in 4Q24 was R$ 106.4 million lower than in 4Q23. The main factors were:

(i)  a weaker result in Belo Monte, on higher finance expenses, due to the higher TJLP (long-term interest rate) in 4Q24 and higher cost of purchasing energy to cover exposure to the MRE (Surpluses Reallocation Mechanism); and

(ii)  the fact that Cemig no longer has an interest in Aliança Geração, after that asset was sold in 3Q24.

(iii)	On the other hand the contribution of Taesa in 4Q24, was R$ 13.1 million higher YoY, at R$ 111.0 million.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

CONSOLIDATED EBITDA (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expenses); (ii) Depreciation and amortization; and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity, nor capacity for payment of debt. In accordance with CVM Instruction 156/2022, the Company adjusts Ebitda to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated Ebitda 2024
Ebitda - 2024 - R$ mn	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	1,281	1,560	517	2,206	498	1,057	7,119
Income tax and Social Contribution tax	334	557	136	662	213	336	2,238
Net finance income (expenses)	180	108	-24	17	52	188	521
Depreciation and amortization	325	9	-	922	98	22	1,376
Ebitda per CVM Resolution 156	2,120	2,234	629	3,807	861	1,603	11,254
Non-recurring and non-cash effects
Net profit attributed to non–controlling stockholders	-	-	-	-	-2	-	-2
Gain on disposal of investments (SHPs)	-43	-	-	-	-	-	-43
Asset impairment	-	-	5	-	-	41	46
Provision for civil action on an energy sale	-	-	53	-	-	-	53
Reversal of tax provision – Social security contributions on profit sharing	-31	-33	-5	-513	-	-3	-585
Voluntary retirement program	9	10	2	56	-	1	78
Gain on disposal of investments (Aliança)	-	-	-	-	-	-1,617	-1,617
Result of the Transmission Periodic Tariff Review	-	-1,521	-	-	-	-	-1,521
Reversal of provision with related party (Aliança)	-	-	-	-	-	-58	-58
Adjusted Ebitda	2,055	690	684	3,350	859	-33	7,605

Consolidated 4Q24 Ebitda
R$ mn	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	327	118	129	452	112	–141	998
Income tax and Social Contribution tax	50	7	32	117	27	–76	156
Net finance income (expenses)	79	68	–7	138	15	103	397
Depreciation and amortization	79	3	0	252	25	5	364
Ebitda per CVM Resolution 156	536	196	155	958	179	–110	1,914
Reversal of impairment (Small Hydro Plants)	–18	–	–	–	–	–	–18
Impairment (goodwill)	–	–	–	–	–	41	41
Adjusted Ebitda:	518	196	155	958	179	–69	1,937

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

Consolidated Ebitda 2023
Ebitda - 2023 - R$ mn	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	1,387	465	959	1,611	596	749	5,767
Income tax and Social Contribution tax	326	114	428	405	248	-437	1,084
Net finance income (expenses)	12	47	-82	253	9	140	379
Depreciation and amortization	327	1	-	834	94	18	1,274
Ebitda per CVM Resolution 156	2,052	627	1,305	3,103	947	470	8,504
Non-recurring and non-cash effects
Net profit attributed to non–controlling stockholders	-	-	-	-	-3	-	-3
Gain on disposal of investments	-	-	-	-	-	-344	-344
Remeasurement of post-employment liabilities	-11	-7	-1	-34	-	-4	-57
Others	-	-	-22	-	-	-	-22
Adjusted Ebitda	2,041	620	1,282	3,069	944	122	8,078

Consolidated 4Q23 Ebitda
R$ mn	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	337	123	335	401	139	552	1,886
Income tax and Social Contribution tax	51	27	121	94	38	–214	117
Net finance income (expenses)	5	9	–28	73	3	36	98
Depreciation and amortization	85	1	0	237	24	3	351
Ebitda per CVM Resolution 156	478	160	428	805	204	378	2,452
Gain on sale of investment	–	–	–	–	–	–289	–289
Adjusted Ebitda	478	160	428	805	203	89	2,163

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

Ebitda of Cemig D

R$ ’000	4Q24	4Q23	Change %
Cemig D Ebitda – R$ mn
Net profit for the period	452	400	13.0%
Income tax and Social Contribution tax	117	93	24.8%
Net finance income (expense)	138	73	89.7%
Amortization	252	238	5.9%
Ebitda per CVM Resolution 156	958	804	19.2%
New replacement value (VNR)	35	22	57.4%
Ebitda less VNR	924	782	18.1%

Cemig D posted Ebitda of R$ 958 million, 19.2% more than the Ebitda of 4Q23.

Main effects in Ebitda in the quarter:

▪	Lower energy losses: Positive impact of the significant reduction in energy losses to 10.31% in the 12 months to December 2024 (from 10.76% in the 12 months to September 2024) – once again within the required regulatory limit.
▪	New Replacement Value (VNR) of R$34.7 in 4Q24 and R$ 22.1 million in 4Q23.
▪	Allowance for client default losses R$ 12.4 million lower than in 4Q23.
▪	Total energy volume distributed was 1.0% lower than in 4Q23 (8.9% lower in the captive market, and 7.2% higher in the Free Market). This reflected milder temperatures and higher rainfall than in 4Q23 – resulting in lower consumption by the rural, commercial and residential categories (respectively down 15.8%, 5.9%, and 0.6%) – though consumption by the industrial segment, on the other hand, was up 3.7% YoY.
▪	PMSO (Personnel, Materials, outsourced Services, Other) expenses were up 3.1% YoY – less than the inflation of 2024, which was 4.83%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

Cemig GT – Ebitda

Cemig GT: 4Q24 Ebitda
R$ mn	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	333	111	–20	–183	241
Income tax and Social Contribution tax	50	6	–33	–40	–17
Net finance income (expenses)	79	69	–7	80	221
Depreciation and amortization	73	9	0	0	82
Ebitda per CVM Resolution 156	536	194	–60	–143	527
Impairments (reversals)	–18	0	0	41	23
Adjusted Ebitda	518	194	–60	–102	550

Cemig GT 4Q23 Ebitda
R$ mn	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	344	120	201	180	844
Income tax and Social Contribution tax	50	25	52	106	233
Net finance income (expenses)	5	9	–27	23	9
Depreciation and amortization	86	1	0	0	87
Ebitda per CVM Resolution 156	484	155	225	309	1,173
Gain on sale of investment	0	0	0	–289	–289
Adjusted Ebitda	484	155	225	20	884

4Q24 Ebitda of Cemig GT was R$ 550 million, 37.8% lower than in 4Q23.

Effects on Ebitda, in this YoY comparison:

▪	Volume of energy sold, excluding settlements on the CCEE, was 5.8% lower, reflecting transfer of contracts to the Holding company.
▪	Trading in the fourth quarter of 2023 had returned a robust performance, due to a successful strategy that produced a margin higher than the prior average, and higher than that achieved in 4Q24.
▪	Spot market: There was a negative effect in 4Q24, due to higher exposure to the spot market, and in particular to differences in the spot price by sub-market (many purchases are made in the Northeast, and a major part of this energy is sold in other sub-markets).
▪	Equity income: A weaker result – negative by R$ 83 million in 4Q24, compared to positive by R$ 34 million in 4Q23. The main factors were: (i) the weaker result of Belo Monte, on higher finance expenses, due to the higher TJLP (long-term interest rate) in 4Q24; (ii) higher cost of purchasing energy to cover exposure to the MRE (Surpluses Reallocation Mechanism); and (iii) the fact that we no longer have a stake in Aliança Geração, after the sale of that asset in 3Q24.
▪	Reversal of an impairment – of R$ 17.7 million – that had been posted for potential loss on the sale of 4 Small Hydro Plants, after the 4 plants were successfully sold for a significant premium.
▪	Recognition of impairment – of R$ 40.7 million – to the goodwill of Aliança Norte.
▪	Comparison base: In 4Q23 there was a gain of R$ 289 million on the sales of Baguari and Retiro Baixo.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

Investments

The total invested in 2024 was R$ 5.71 billion, 18.3% more than in 2023 – led by the R$ 4.40 billion investment made by Cemig D (distribution) in the year.

As well as further highlights in the year were: connection of more than 190,000 new customers; addition of 5,000 km of network; expansion of 155 MW in centralized solar generation capacity; and construction of 211 km of gas pipelines.

Execution of the largest investment program in Cemig’s history will modernize Cemig’s electricity system, ensuring reliability, in line with its strategic plan of focusing on Minas Gerais and its core businesses, providing ever-better service to the client. Investment totaling R$ 39.20 billion is planned for 2025–2029, of which R$ 6.35 billion is being invested in 2025.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

Debt

CONSOLIDATED (R$ ’000)	2024	2023	Change, %
Gross debt	12,279,300	9,831,139	24.9%
Cash and equivalents + Securities	2,390,743	2,311,464	3.4%
Net debt	9,888,557	7,519,675	31.5%
Debt in foreign currency	–	1,854,093	–

CEMIG GT (R$ ’000)	2024	2023	Change, %
Gross debt	1,031,924	2,868,093	–64.0%
Cash and equivalents + Securities	542,566	937,518	–42.1%
Net debt	489,358	1,930,575	–74.7%
Debt in foreign currency	–	1,854,093	–

CEMIG D (R$ ’000)	2024	2023	Change, %
Gross debt	10,037,621	5,887,622	70.5%
Cash and equivalents + Securities	1,114,866	450,748	147.3%
Net debt	8,922,755	5,436,874	64.1%
Debt in foreign currency	–	–	–

Cemig GT settled its Eurobonds in full in 4Q24 – an amortization totaling R$ 2,309 million. The net effect on the Company’s cash position was R$ 1,866 million (US$381 million, at the exchange rate of US$1=R$ 6.0585, less an effect of R$ 443 million under the hedge transaction). Following this settlement, Cemig now has no debt in non-Brazilian currency.

Gasmig debentures – In December 2024, Gasmig completed its 9th issue of non-convertible debentures: for a total of R$ 200 million, remunerated at the CDI rate plus 0.47% p.a., with maturity at five years and partial amortization in the third and fourth years.

Cemig D made two debenture issues in 2024, raising R$ 2.0 billion in March and R$ 2.5 billion in September.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

	4Q24	2024
DEBT AMORTIZED – R$ ’000
Cemig GT	2,308,955	2,308,955
Cemig D	0	575,916
Others	2	90,000
Total	2,308,957	2,974,871

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest ever.

In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch.

In May 2024, Moody’s raised its rating to AA+.

In October 2024 Fitch raised its rating to AAA, the highest of all ratings on the Brazilian scale.

According to their note, this recognized:

(i)  consistent results and cash generation,

(ii)  a diversified asset base, and

(iii)  discipline in capital allocation.

This table illustrates these changes:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

ESG – Report on performance

Cemig Highlights

▪	The Company received the highest credit risk rating in its history: Fitch Ratings increased its corporate rating from “AA+” to “AAA”, with outlook stable.
▪	Thus, Cemig now has the highest credit risk rating on the Brazilian scale.
▪	In 2024 Cemig was included in the Dow Jones Sustainability Index (the ‘DJSI World’) for the 25th year running. Cemig’s overall score increased by 6 points from the previous year, with leadership positions in three segments: Transparency and Reporting, Renewable Generation, and Human Rights – consolidating its position as a benchmark for sustainability in the electricity sector worldwide.

▪	An unprecedented partnership between the Government of Minas Gerais State and Cemig attracted investments totaling R$ 265 million, expected to generate 215 jobs for the state. The SupriMinas Project resulted in attraction of a new Nansen plant, which will provide low- and medium-voltage transformers for execution of the Company’s investment program.

▪	A work of major impact for the energy sector and the Jequitinhonha Valley region was completed: Construction of a 34.5 kV feeder serving Companhia Brasileira de Lítio (Brazilian Lithium Company). This 50-km network connects the Pedra Azul Substation to the town of Divisa Alegre, on the border with Bahia, with benefits ranging from improvement in power supply quality to economic development for the region.
▪	Client outage time was reduced by 13% in 2024: On Cemig’s part, this reduction was made possible by its investment of more than R$ 4.4 billion in energy distribution in the year to increase resilience of the distribution system. In 2024, the total annual outage duration experienced by the Company’s consumers was reduced by approximately 2.5 hours: the average number of outages per consumer was down by 14%, and the time taken to re-establish supply was reduced by 13%.
▪	Cemig is the first Brazilian electricity utility to have 4 GW of distributed generation connected to its concession – the equivalent of four large hydroelectric plants – enough to serve approximately 4 million people. This rapid growth reflects Cemig’s dedicated work in a robust and efficient process, which it developed to meet requests for distributed generation connections.

Environment

▪	Net Zero Alliance – UNEZA: Cemig is the first Brazilian electricity company to join UNEZA – the Utilities for Net Zero Alliance, a global association bringing utilities together to drive the energy transition and decarbonization. Cemig’s president Reynaldo Passanezi Filho made this announcement at COP 29 in Azerbaijan. With 100% of its generation from renewable sources, Cemig has reduced its emissions by more than 50% since formally accepting the challenge of Net Zero in 2022. The decision underlines its commitment to sustainable practices aligned with the global targets for reduction of emissions by 2040.

Social

▪	Wheelchair basketball athletes from the city of Uberaba, Minas Gerais, received a gift of 10 wheelchairs especially constructed for practice of this sport. This project is run by the Minas Gerais Wheelchair Basketball League (LMBC), which works in a partnership with the Uberaba Handicapped People's Association (ADEFU). Cemig sponsors the project, under the federal Sports Incentive Law, together with Vale.

▪	Cemig’s Energy Efficiency Program has been awarded the CIER Energy Efficiency Certificate. This is given by the Regional Energy Integration Committee (Comisión de Integración Energética Regional – CIER). The company was recognized as a leader in the “Government, Trade and Services” category. Initiatives that helped Cemig win this award include Minas LED, Cemig in Schools (Cemig nas Escolas) and Cemig in Hospitals (Cemig nos Hospitais).

Governance

▪	We have received ISO 37001 Anti-bribery Management System certification, under the NBR ABNT seal for this international standard, which has about 6,000 valid certificates issued worldwide. ISO 37001 specifies measures that an organization should take to prevent, detect and address bribery: Adoption of an Anti-bribery Policy; appointment of a person responsible for overseeing compliance with the policy; training of all employees; due diligence risk assessments in relation to both individuals and transaction partners; and implementation of financial and non-financial controls, and/or strengthening of existing controls.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

Cemig in the main sustainability indices

Member of Dow Jones Sustainability Indices In collaboration with S&P Global CSA

Cemig has been in the 'DJSI World' index for **25 years running**.

It is **the only electricity company in the Americas** included in this worldwide **benchmark index for**

ISE B3

Cemig has been in this index since it was created – **19 years**

CDP

Placed in the **"A list"** for **Climate Change** measures by the **Carbon Disclosure Project.**

MSCI

Cemig's ESG score with MSCI: A

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

Indicators

Climate change and renewable energy	1Q24	2Q24	3Q24	4Q24
Indicators				
% of generation from renewable sources	100%	100%	100%	100%
Consumption of electricity per employee (MWh)	2.26	2.11	1.89	2.06
Consumption of renewable fuels (GJ)	760.49	3,275.41	5,734.12	5,323.99
Consumption of non-renewable fuels (GJ)	29,749.34	27,094.83	26,982.99	27,012.92
Energy losses in the national grid (Cemig GT)(%)	2.51	2.44	2.05	2.25
Number of smart meters installed	30,179	25,574	1,719	0
Environmental impact and protection				
Number of transformers refurbished	233	0	0	233
Percentage of waste sent for reuse	98.00%	98.99	99.78	97.94
Water resources				
Water consumption (m³)	49,039.62	50,669.95	41,638.84	58,509.06
Surface Water Monitoring Management Indicator (%)	100	100	100	100
Sustainable social development				
Allocated to the Children's and Adolescents' Fund (FIA) (R$)	814,970	874,932	0	1,392,353
Allocated to the Fund for the Aged (R$)	814,970	874,932	0	1,392,353
Allocated via the Sports Incentive Law (R$)	1,629,939	1,749,865	6,627,030	2,784,956
Allocated to culture (R$)	19,997,993	24,040,837	61,447,720	25,969,448
Number of homes connected via the *Energia Legal* Program	3,714	4,138	5,845	7,032
Health and safety				
Accident frequency rate (employees + outsourced)	3.46	3.78	3.2	3.08
Number of fatal or non-fatal accidents with the population (accumulated total in the year).	20	42	53	65
Transparency				
% of shares held by members of Boards	0.01	0	0	0
Number of independent members of the Board of Directors	10	8	10	8
Ethics and Integrity				
Total reports received	136	182	305	356
Total completed cases ruled valid or partially valid	47	19	21	45
Diversity and equity				
Number of registered employees	4,893	5,013	4,937	5,028
'White' employees, %	57.1%	56.1%	55.3%	54.4%
African-Brazilian employees, %	38.3%	39.4%	40.2%	41.2%
Mixed-race employees, %	0.5%	0.4%	0.5%	0.6%
Indigenous-origin employees, %	0.1%	0.1%	0.1%	0.1%
Employees not declaring race, %	4.1%	3.9%	3.9%	3.8%
Women in Cemig workforce, %	14.1%	14.2%	14.0%	14.0%
Women in leadership positions: %	19.7%	19.5%	19.8%	20.6%
African-Brazilians in leadership positions, %	17.2%	18.0%	17.8%	0.0%
Employees below age 30, %	5.7%	7.5%	7.4%	7.8%
Employees aged 30 to 50, %	60.6%	60.7%	61.8%	61.8%
Employees aged over 50, %	33.6%	31.7%	30.8%	30.5%
% of generation from renewable sources	100%	100%	100%	100%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Performance of Cemig’s shares

Security	2024	2023	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	11.11	7.81	42.18%
CMIG3 (ON) at the close (R$/share)	14.63	10.52	39.00%
CIG (ADR for PN shares), at close (US$/share)	1.79	1.57	14.05%
CIG.C (ADR for ON shares) at close (US$/share)	2.32	3.12	–25.62%
XCMIG (Cemig PN shares on Latibex), close (€/share)	1.71	1.88	–9.04%
Average daily trading
CMIG4 (PN) (R$ mn)	143.11	131.35	8.95%
CMIG3 (ON) (R$ mn)	3.75	7.82	–52.05%
CIG (ADR for PN shares) (US$ mn)	4.3	8.98	–52.12%
CIG.C (ADR for ON shares) (US$ mn)	0.33	0.17	94.12%
Indices
IEE	77,455	94,957	–18.43%
IBOV	120,283	134,185	–10.36%
DJIA	8,978	8,097	10.88%
Indicators
Market valuation at end of period, R$ mn	35,149	27,948	25.77%
Enterprise value (EV), R$ mn (1)	42,668	35,892	18.88%
Dividend yield of CMIG4 (PN) (%) (3)	11.96	11.24	0.72 pp
Dividend yield of CMIG3 (ON) (%) (3)	9.08	8.53	0.55 pp

(1) EV = { Market valuation [= R$/share x number of shares]} + { consolidated Net debt }.
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of the period).

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the fourth most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market, in the quarter. On the NYSE, Cemig’s preferred ADRs (CIG) traded US$1.086 billion in 2024 – reflecting investors’ continued recognition of Cemig as a global investment option. In São Paulo, the benchmark Ibovespa index of the B3 Stock Exchange fell 10.36% in 2024, while Cemig’s PN (preferred) shares rose 42.18% and its ON shares rose 39.00%. These were the highest rises of any Brazilian power sector stock in the period. In New York the ADRs for Cemig’s preferred shares rose 14.05% in 2024, and the ADRs for the common shares fell 25.62%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

Cemig generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	Concession ends:	Type	Cemig interest

Emborcação	Cemig GT	1,192	475	May 2027	Hydro	100.0%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydro	100.0%
Irapé	Cemig GT	399	198	Sep. 2037	Hydro	100.0%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydro	100.0%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydro	100.0%
Boa Esperança	Cemig GT	85	25	Aug. 2057	Solar	100.0%
Sá Carvalho	Sá Carvalho S.A.	78	54	Aug. 2026	Hydro	100.0%
Três Marias Jusante	Cemig GT	70	20	Feb. 2058	Solar	100.0%
Rosal	Rosal Energia S.A.	55	28	Dec. 2035	Hydro	100.0%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydro	100.0%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydro	100.0%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind	100.0%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.0%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind	100.0%
Pai Joaquim	Cemig PCH S.A.	23	14	Oct. 2033	Small Hydro	100.0%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro	100.0%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro	100.0%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro	100.0%
Tronqueiras	Cemig Ger. Leste	9	3	Dec. 2046	Hydro	100.0%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydro	100.0%
Queimado	Cemig GT	87	65	July 2034	Hydro	82.5%
Belo Monte	Norte Energia	1,313	534	Jul. 2046	Hydro	11.7%
Cachoeirão	Cachoeirão	13	8	Sep. 2033	Small Hydro	49.0%
Paracambi	LightGer	12	10	Jan. 2034	Hydro	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.0%
Others		76	37
Subtotal		4,678	2,158
Cemig Sim (MWp)	Via equity interests	29	5.5		Solar	49.00%
Cemig Sim (MWp)	Owned	36	7.1		Solar	100.00%
Total		4,743	2,170

Note: The physical guarantee of Boa Esperança and Jusante is the value certified by a certifying company. It has not been approved by Aneel. For the plants of Cemig Sim, the estimated generation was considered to be the physical guarantee.

There are more details of Cemig Sim's expansion projects on the following page.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Expansion of solar generation

Project	Company	Installed capacity (MWac)	Capacity (MWp)	Expected generation (MWaverage)	Planned operational start date
Ouro Solar Project	Cemig Sim	40.5	57.5	11.4	Aug. 2025 – Apr. 2026
Bloco Azul project	Cemig Sim	23.0	32.6	12.0	Apr 26
Solar do Cerrado Project	Cemig Sim	50.0	70.0	13.1	Dec. 2025 – May 2026
Total		113.5	160.1	36.5

RAP: July 2024–June 2025 cycle

The RAP (Permitted Annual Revenue – Receita Annual Permitida) of Cemig GT, including the Adjustment Component, received an increase of 18.8% as from July, reflecting: (i) inflation in the period; (ii) strengthening and enhancements of the network; and (iii) flow from reprofiling of the ‘RBSE’ National Grid component.

ANEEL RATIFYING RESOLUTION (ReH) 3348/2024 (2024–2025 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,243,011	115,284	1,358,295
Cemig GT	1,161,990	117,855	1,279,845	Dec. 2042
Cemig Itajubá	43,096	–1,524	41,572	Oct. 2030
Centroeste	26,008	–1,284	24,724	Mar. 2035
Sete Lagoas	11,917	237	12,154	Jun. 2041
Taesa (Cemig stake: 21.68%)	625,278	–32,793	592,485
TOTAL RAP			1,950,780

REIMBURSEMENT FOR NATIONAL GRID ASSETS**
R$ ’000 – by cycle	2020–2021	2021–2022	2022–2023	2023–2024	2024–2025 (1)	From 2025–2026, to 2027–2028	From 2028–2029, to 2032–2033
Economic	144,547	144,547	144,547	144,375	21,662	83,019	26,039
Financial	332,489	88,662	129,953	275,556	275,556	275,556	–
TOTAL	477,036	233,209	274,500	419,931	297,218	358,575	26,039

* The figures for indemnity of RBSE National Grid components are included in the RAP of Cemig (first table).

1) 2024–2025 includes the Adjustment Component for postponement of the 2023 Review.

Cemig currently has state environmental (REA) approval for additional large-scale works of strengthening and enhancement, for total capex of R$ 1,238 million, and investments of R$ 220 million related to Lot 1 of Auction 02/2022 (with completion planned for 2028). Note: The amounts stated for 2024 include investments that were made, but not in Ratifying Resolution 3348/2024, which approved the RAP for July 2024–June 2025.

Planned operational startup date	Capex (R$ ’000)	RAP (R$ ’000)
2024	232,197	35,176
2025	307,845	49,239
2026	259,678	41,480
2027	414,707	68,840
2028	243,910	22,396
Total	1,458,337	217,131

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Regulatory transmission revenue

Regulatory Transmission revenue – 4Q24
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	433.482	6.219	2.777
Transmission operations revenue	433.482	6.219	2.777
Taxes on revenue	-39.663	-228	-257
PIS and Pasep taxes	-7.075	-41	-46
Cofins tax	-32.588	-187	-211
ISS tax	-	-	-
Sector charges	-74.541	-235	-120
Research and Development (R&D)	-3.120	-57	-24
Global Reversion Reserve (RGR)	-	-155	-84
Energy Development Account (CDE)	-56.706	-	-
Electricity Services Inspection Charge (TFSEE)	-1.321	-23	-12
Other charges	-13.394	-	-
Net revenue	319.278	5.756	2.400

Complementary information

Cemig D

MARKET OF CEMIG D (GWh)
QUARTER	CAPTIVE	TUSD – ENERGY (1)	E.T.D (2)	TUSD – DEMAND (3)
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4
3Q24	5,821	6,557	12,378	43.6
4Q24	5,812	6,505	12,317	42.5

(1) This refers to the ‘energy’ portion for calculation of the regulatory charges to Free Clients (‘Portion A’).

(2) Total energy distributed

(3) Sum of TUSD billed, according to demand contracted (‘Portion B’).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

Cemig D	4Q24	3Q24	4Q23	chg. %	chg. %
Operating Revenues (R$ million)				4Q/3Q	4Q/4Q
Revenue from supply of energy	6,964	6,021	6,241	15.7%	11.6%
Reimbursement of PIS/Pasep and Cofins credits to customers	0	0	339	-	-
Revenue from Use of Distribution Systems (the TUSD charge)	1,386	1,344	1,200	3.1%	15.4%
CVA and Other financial components in tariff adjustment	47	357	-149	-	-
Construction revenue	1,290	1,151	1,053	12.1%	22.5%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (VNR)	35	16	22	117.2%	57.4%
Others	667	609	505	9.6%	32.1%
Subtotal	10,389	9,498	9,212	9.38%	12.8%
Deductions	-2,827	-2,740	-2,784	3.2%	1.5%
Net Revenues	7,562	6,758	6,427	11.9%	17.6%

	4Q24	3Q24	4Q23	chg. %	chg. %
Cemig D - Expenses				4Q/3Q	4Q/4Q
Personnel	256	223	229	14.7%	11.8%
Employees' and managers' profit sharing	21	24	24	-11.2%	-10.8%
Forluz – Post-retirement obligations	81	81	109	0.2%	-25.2%
Materials	28	26	43	6.5%	-35.4%
Outsourced services	508	409	446	24.1%	13.9%
Amortization	252	231	237	8.9%	5.9%
Operating provisions	162	22	173	636.1%	-6.4%
Charges for Use of Basic Transmission Network	762	869	796	-12.3%	-4.3%
Energy purchased for resale	3,356	3,078	2,598	9.0%	29.2%
Construction Cost	1,290	1,151	1,053	12.1%	22.5%
Other Expenses	141	101	153	39.3%	-8.3%
Total	6,855	6,215	5,860	10.3%	17.0%

Cemig D	4Q24	3Q24	4Q23	chg. %	chg. %
Statement of Results (R$ mn)				4Q/3Q	4Q/4Q
Net Revenue	7,562	6,758	6,427	11.9%	17.6%
Operating Expenses	6,855	6,215	5,860	10.3%	17.0%
Operational profit	706	543	567	30.1%	24.5%
EBITDA	958	774	805	23.7%	19.0%
Financial Result	-138	-75	-73	83.9%	89.1%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-117	-96	-94	21.5%	24.5%
Net Income	452	372	401	21.4%	12.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

Cemig GT

Cemig GT - Operating Revenues	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Sales to end consumers	848	899	912	-5.7%	-7.1%
Supply	542	501	641	8.3%	-15.4%
Revenues from Trans. Network	129	198	186	-34.8%	-30.5%
Construction revenue	144	118	84	22.4%	72.1%
Financial remuneration of transmission contractual assets	198	111	121	78.7%	64.4%
Gain on monetary updating of Concession Grant Fee	118	94	97	25.3%	21.4%
Transactions in the CCEE	10	-2	37	-599.3%	-73.0%
Generation indemnity revenue	23	21	23	10.6%	2.0%
Others	62	31	45	101.1%	38.5%
Subtotal	2,075	1,971	2,146	5.3%	-3.3%
Deductions	-380	-378	-394	0.4%	-3.7%
Net Revenues	1,696	1,593	1,752	6.5%	-3.2%

Cemig GT - Operating Expenses	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Personnel	73	78	87	-6.5%	-16.0%
Employees' and managers' profit sharing	9	9	9	-0.1%	1.5%
Forluz – Post-retirement obligations	25	25	34	0.9%	-24.9%
Materials	8	7	7	9.7%	4.1%
Outsourced services	72	63	47	14.5%	52.1%
Depreciation and Amortization	82	84	87	-2.0%	-5.0%
Operating provisions	35	9	18	288.9%	94.4%
Charges for Use of Basic Transmission Network	71	73	67	-2.4%	5.7%
Energy purchased for resale	642	587	549	9.3%	16.8%
Construction Cost	116	74	63	56.8%	84.6%
Impairment	17	2	0	754.4%	-
Reversal of provision with related party	0	-58	0	-	-
Other Expenses	17	33	20	-48.0%	-13.6%
Total	1,167	986	988	18.4%	18.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

Cemig GT - Statement of Results	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Net Revenue	1,696	1,593	1,752	6.5%	-3.2%
Operating Expenses	1,167	-2,152	700	-154.2%	66.7%
Operational profit	529	3,745	1,052	-85.9%	-49.8%
Equity gain in subsidiaries	-83	-30	34	176.7%	-344.4%
EBITDA	528	3,798	1,173	-86.1%	-55.0%
Financial Result	-222	37	-9	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	18	-1,121	-233	-	-107.6%
Net Income	242	2,630	844	-90.8%	-71.4%

Cemig, Consolidated

Energy Sales	4Q24	3Q24	4Q23	chg. %	chg. %
(in GWh)				4Q/3Q	4Q/4Q
Residential	3,760	3,450	3,696	9.0%	1.7%
Industrial	4,597	4,581	4,643	0.3%	-1.0%
Commercial	2,809	2,848	3,046	-1.4%	-7.8%
Rural	783	1,117	982	-29.9%	-20.2%
Others	705	709	808	-0.6%	-12.7%
Subtotal	12,654	12,705	13,174	-0.4%	-3.9%
Own Consumption	8	7	8	14.3%	0.0%
Supply	4,763	4,200	4,742	13.4%	0.4%
TOTAL	17,425	16,912	17,924	3.0%	-2.8%

Revenue from supply of electricity	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Residential	3,654	3,124	3,169	17.0%	15.3%
Industrial	1,373	1,379	1,470	-0.5%	-6.6%
Commercial	1,752	1,577	1,706	11.1%	2.7%
Rural	660	735	642	-10.2%	2.8%
Others	587	544	586	7.9%	0.2%
Subtotal	8,026	7,359	7,574	9.1%	6.0%
Unbilled supply	225	-46	109	-588.1%	106.3%
Supply	1,371	1,243	1,235	10.3%	11.0%
TOTAL	9,621	8,556	8,918	12.5%	7.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	44

Operating Revenues - consolidated	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Sales to end consumers	8,250	7,313	7,683	12.8%	7.4%
Supply	1,371	1,243	1,235	10.3%	11.0%
TUSD	1,375	1,338	1,193	2.8%	15.3%
CVA and Other financial components in tariff adjustment	47	357	-149	-86.9%	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	0	0	339	-	-
Transmission revenue plus RTP	-20	145	93	-113.8%	-121.5%
Financial remuneration of transmission contractual assets	219	40	123	448.7%	77.9%
Transactions in the CCEE	10	27	66	-62.7%	-84.7%
Gas supply	988	1,038	953	-4.8%	3.7%
Construction revenue	1,547	1,375	1,235	12.5%	25.3%
Others	974	764	730	27.5%	33.5%
Subtotal	14,763	13,640	13,501	8.2%	9.3%
Deductions	-3,586	-3,491	-3,544	2.7%	1.2%
Net Revenues	11,177	10,149	9,957	10.1%	12.3%

Operating Expenses - consolidated	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Personnel	332	326	349	2.0%	-4.6%
Employees’ and managers’ profit sharing	49	41	39	19.3%	26.2%
Forluz – Post-Retirement Employee Benefits	122	122	161	-	-24.5%
Materials	37	35	51	5.5%	-28.0%
Outsourced services	618	497	511	24.4%	20.9%
Energy purchased for resale	4,923	4,567	3,957	7.8%	24.4%
Charges for use of the national grid	692	805	762	-14.1%	-9.3%
Gas bought for resale	564	544	523	3.6%	7.9%
Depreciation and Amortization	364	346	351	5.2%	3.6%
Operating Provisions	187	94	88	98.9%	112.5%
Construction costs	1,518	1,336	1,211	13.7%	25.4%
Expected credit losses of accounts receivable	72	-51	102	-	-29.4%
Other Expenses	182	88	186	106.3%	-2.4%
Total	9,660	8,750	8,292	10.39%	16.50%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	45

Financial Result Breakdown	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
FINANCE INCOME
Income from cash investments	148	105	128	41.4%	16.4%
Arrears fees on sale of energy	78	72	71	8.6%	10.9%
Monetary variations
Monetary variations – CVA	12	5	-5	138.4%	-336.7%
Monetary updating on Court escrow deposits	18	18	21	-1.6%	-13.8%
Pasep and Cofins charged on finance income	-65	-49	-56	33.3%	17.2%
Gains on financial instruments - Swap	21	13	0	63.4%	-
Exchange variation - Loans and debentures	0	42	118	-	-
Others	37	57	29	-35.1%	27.6%
	284	263	368	7.9%	-22.9%

FINANCE EXPENSES
Costs of loans and financings	-293	-237	-258	23.6%	13.7%
Foreign exchange variations	-233	0	0	-	-
Monetary updating – loans and financings	-99	-40	-28	148.5%	42.6%
Foreign exchange variations - Itaipu Binacional	-18	0	0	-	-
Negative effect on financial instruments - Hedge	0	0	-117	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits	0	0	-23	-	-100.0%
Others	-37	-48	-40	-22.9%	-
	-680	-325	-466	-	45.8%

NET FINANCE INCOME (EXPENSES)	-396	-62	-98	538.4%	-503.3%

Consolidated profit and loss account	4Q24	3Q24	4Q23	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Net Revenue	11,177	10,149	9,957	10.1%	12.3%
Operating Expenses	9,660	5,598	7,995	72.6%	20.8%
Operational profit	1,517	4,551	1,962	-66.7%	-22.7%
Equity gain (loss) in subsidiaries	33	62	138	-46.8%	-76.1%
EBITDA	1,914	4,958	2,452	-61.4%	-21.9%
Financial Result	-396	-62	-98	538.4%	303.3%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-156	-1,270	-117	-87.7%	33.9%
Net profit for the period	998	3,280	1,886	-69.6%	-47.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	46

Recurring profit: reconciliation
R$ mn	4Q24	4Q23
Net profit - IFRS	998	1,886
Reversal of an impairment	-12	-
Impairment (goodwill) Norte Energia	41	-
FX exposure – Eurobond hedge	139	-
Gain on sale of investment	-	-202
Recurring net profit	1,166	1,684

Cash Flow Statement	2024	2023
(R$ million)
Cash at beginning of period	1,537	1,441
Cash generated by operations	5,497	6,644
Net income for the period from going concern operations	7,119	5,767
Interest and monetary variations	428	676
Depreciation and amortization	1,376	1,274
CVA and other financial components	-423	213
Equity gain (loss) in subsidiaries	-224	-432
Provisions (reversals) for operational losses	-90	360
Deferred income and social contribution taxes	2,238	1,084
Refund of PIS/Pasep and Cofins credits to consumers	-513	-1,909
Dividends receivable	350	592
Interest paid on loans and financings	-956	-1,026
Net gain on derivative instruments at fair value through profit or loss	-147	177
Interest and monetary variation	464	-277
Effects of the Periodic Tariff Review - RTP	-1,676	0
Gain on disposal of investments	-1,617	-319
Escrow deposits	116	45
Others	-948	418
Investment activity	-2,377	-3,967
Securities - Financial Investment	293	1,122
Financial assets	2,737	669
Fixed and Intangible assets/distribution and gas infrastructure	-5,359	-4,942
Others	-48	-817
Financing activities	-2,759	-2,580
Lease payments	-72	-67
Payments of loans and financings	-2,975	-2,679
Interest on Equity, and dividends	-4,294	-1,823
Proceeds from Loans, financings and debentures	4,582	1,988
Cash at end of period	1,898	1,537

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	47

	2024	2023
BALANCE SHEETS - ASSETS
(R$ million)
CURRENT
Cash and cash equivalents	1,898	1,537
Marketable securities	358	774
Customers, traders, concession holders and Transport of energy	5,596	5,434
Concession financial assets	1,190	814
Concession contract assets	1,140	850
Tax offsetable	511	635
Income tax and Social Contribution tax recoverable	7	411
Dividends receivable	111	50
Public lighting contribution	296	261
Other credits	1,068	1,044
	57	58
TOTAL CURRENT	12,233	11,869
NON-CURRENT
Securities	135	0
Consumers and traders	254	43
Tax offsetable	1,455	1,319
Income tax and Social Contribution tax recoverable	582	445
Deferred income tax and Social Contribution tax	2,334	3,045
Escrow deposits in legal actions	1,196	1,243
Accounts receivable from the State of Minas Gerais	40	13
Financial assets of the concession	6,881	5,726
Contractual assets	10,327	7,676
Investments	3,221	4,632
Property, plant and equipment	3,715	3,256
Intangible assets	16,806	15,249
Leasing – rights of use	387	398
Other credits	161	86
TOTAL NON-CURRENT	47,494	43,131

TOTAL ASSETS	59,727	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	48

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	2024	2023
(R$ million)
CURRENT
Suppliers	2,952	3,017
Regulatory charges	344	487
Profit sharing	111	165
Taxes	725	644
Income tax and Social Contribution tax	163	111
Interest on Equity, and dividends, payable	3,611	2,924
Loans and financings	2,877	2,630
Payroll and related charges	217	239
Public Lighting Contribution	475	425
Post-retirement liabilities	233	329
Accounts payable related to energy generated by consumers	1,251	705
PIS/Pasep and Cofins taxes to be reimbursed to customers	526	854
Leasing operations	79	79
Other obligations	582	486

TOTAL CURRENT	14,146	13,093

NON-CURRENT
Regulatory charges	172	90
Loans and financings	9,403	7,201
Income tax and Social Contribution tax	496	362
Deferred Income tax and Social Contribution tax	1,543	1,112
Provisions	1,853	2,200
Post-retirement liabilities	4,073	5,088
PASEP / COFINS to be returned to consumers	166	664
Leasing operations	350	354
Others	142	180
TOTAL NON-CURRENT	18,198	17,252
TOTAL LIABILITIES	32,344	30,345

TOTAL EQUITY
Share capital	14,309	11,007
Capital reserves	393	2,250
Profit reserves	13,576	13,041
Equity valuation adjustments	-900	-1,648
NON-CONTROLLING INTERESTS	27,378	24,649
Non-Controlling Interests	5	6
TOTAL EQUITY	27,383	24,655
TOTAL LIABILITIES AND EQUITY	59,727	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	49

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives; and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the US Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	50

#Transforming lives with our energy.

INVESTOR RELATIONS

+55 31 3506–5024 |
ri@cemig.com.br

WWW.RI.CEMIG.COM.BR

CEMIG

2.	Call Notice to Annual and Extraordinary Shareholders' Meetings

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CALL NOTICE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The shareholders of Companhia Energética de Minas Gerais-Cemig are hereby invited to attend the Company’s Annual and Extraordinary Shareholders’ Meetings (”Company” and “AESM”), to be held fully remotely on April 30, 2025, at 2:00 pm, through a platform that will be provided by the Company. The platform will allow shareholders to participate in the AESM and cast their votes, without prejudice to the submission of their remote voting forms, in order to resolve on the following matters:

At the Annual Shareholders’ Meeting:

(i) approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2024, accompanied by their respective supplementary documents;

(ii) approval of the allocation of the net income for 2024 and the Company’s capital budget; and

(iii) setting of the overall compensation of Management and the members of the Fiscal Council and the Audit Committee.

At the Extraordinary Shareholders' Meeting:

(iv) approval of the revision of the Company's Bylaws so as to improve wording, by rearranging the topics of the items, grouping and removing unnecessary provisions; and clearly defining the duties of each Executive Board Member, among others, in accordance with the information detailed in the Management Proposal;

(v) approval of the consolidation of the Company’s Bylaws so as to reflect the indicated changes; and

(vi) authorization for management to take all the necessary measures to formalize the resolutions above.

General Information:

Shareholders may opt to exercise their right to vote through the remote voting system, pursuant to CVM Instruction 81/2022, by sending the corresponding remote voting form through their respective custodian, B3’s central depository, the bookkeeping bank, or even by emailing it, by April 25, 2025, directly to the Company at ri@cemig.com.br.

Shareholders willing to be represented at said Shareholders’ Meetings must comply with the provisions of Article 126 of Law 6,404/1976 and Paragraph 2 of Article 10 of the Company’s Bylaws, sending the proxy appointment with special powers by email to ri@cemig.com.br, by April 26, 2025.

Participation Documents

Documents required to authorize the participation of shareholders and representatives in the Shareholders’ Meetings:

1.	Individual Shareholders:

•	Identification document with photo;*

2.	Representative:
•	Identification document with a photo of the representative;

2.A. Individual Principals:

•	Identification document with photo*
•	Valid document proving the granting of powers, including representation, if applicable**

2.B. Legal Entity Principals:

•	Consolidated and updated Articles of Association or Bylaws;
•	Valid document proving the granting of powers, including representation, if applicable; **
•	Fund regulations (for investment funds)
•	Minutes of election of the legal representative(s) attending the meeting (for investment funds).

* Accepted identification documents: RG, RNE, CNH, Passport, and officially recognized professional registration card;

** Proxy appointments must have been granted less than 1 (one) year ago.

The Company underlines that shareholders and their representatives are responsible for the veracity and integrity of the presented documents, subject to liability under Article 299 of the Brazilian Penal Code.

The AESM will be held fully remotely in order to facilitate participation of shareholders, through the Ten Meetings digital platform (“Digital Platform”), to be accessed on the date and time of the AESM. Shareholders willing to participate in the meetings must register on the Digital Platform, in up to two days before the date of holding of the AESM, i.e., by the end of April 28, 2025, at https://assembleia.ten.com.br/483022949/auth, where they can get the “Platform Manual for Participants,” containing detailed guidelines on the use of the Digital Platform.

The guidelines and procedures for participating in the Shareholders’ Meetings will be available on the websites of the Company (www.ri.cemig.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

Belo Horizonte, March 31, 2025.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

3.	Board of Directors Proposal for the Annual and Extraordinary Shareholders' Meetings

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

BOARD OF DIRECTORS’ PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS TO BE HELD ON APRIL 30, 2025, AT 2:00 PM, FULLY REMOTELY.

Dear Shareholders,

In compliance with CVM Resolution 81, the Company’s Management hereby submits for your analysis the following proposals relative to the matters included in the agenda of the Shareholders’ Meetings.

At the Annual Shareholders’ Meeting:

(i) approve the Management Report and the Financial Statements for the year ended December 31, 2024, accompanied by their respective supplementary documents

The Management Report, the Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Opinion, relative to the 2024 fiscal year, are available in Annex 6 hereto.

(ii) approve the allocation of the net income for 2024 and the Company’s capital budget

Based on the Company’s financial statements ended December 31, 2024, we hereby propose to the Annual Shareholders’ Meeting, with the favorable opinion by the Fiscal Council, that the Net Income for 2024, totaling R$7,117,146 thousand, the balance of realization of the cost attributed to PP&E, totaling R$16,472 thousand, and the realization of the unrealized profit reserve, totaling R$834,603 thousand, be allocated as follows:

•	R$350,151 thousand to Shareholders’ Equity, in the Legal Reserve account, pursuant to Law 6,404/1976;
•	R$3,733,431 thousand to the payment of mandatory dividends to the Company’s shareholders, in two equal installments, the first of which by June 30, 2025, and the second by December 30, 2025, as shown below:
(i)	R$1,848,780 thousand declared as Interest on Equity (IOE) and applied to the mandatory dividends, as resolved by the Executive Board upon the declaration of IOE in 2024; and
(ii)	R$1,884,651 thousand declared as mandatory dividends, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the ASM.
•	R$2,935,900 thousand to Shareholders’ Equity, in the Retained Profits Reserve account, to guarantee the Company’s consolidated investments planned for 2025, as per the capital budget; and
•	R$114,136 thousand to Shareholders’ Equity, in the Tax Incentive Reserve account, referring to tax incentives linked to investments in the Sudene region.

The Unrealized Profit Reserve will remain with the balance of R$834,603 thousand, considering the reversal of reserve created in 2023 and the new reserve of the same value created in 2024.

Mandatory dividends will be paid in two equal (2) installments, with the first installment paid by June 30 and the second by December 30, 2025. The Executive Board will be responsible for determining the places and processes of payment.

(iii) set the overall compensation of Management and the members of the Fiscal Council and the Audit Committee

Approval of the setting of the overall compensation of Management and the members of the Fiscal Council and the Audit Committee, in the amount of R$37,750,000.00 (thirty-seven million, seven hundred and fifty thousand reais) for the cycle between May 2025 and April 2026, Annex 3;

At the Extraordinary Shareholders' Meeting:

(iv) approve the Revision of the Company's Bylaws so as to improve wording, by rearranging the topics of the items, grouping them and removing unnecessary provisions; and clearly defining the duties of each Executive Board Member, among others.

The changes are available in Annex 8 hereto in the form of a table (“Then” “Now”), with the appropriate justifications, as well as the track changes version in the same annex.

(v) approve the consolidation of the Company’s Bylaws so as to reflect the above-mentioned changes.

The consolidated version of the Company's Bylaws containing the changes are available in Annex 8 hereto.

(vi) authorize management to take all the necessary measures to formalize the resolutions above.

Authorize the implementation of all acts so as to formalize the passed resolutions.

As it can be verified, this proposal aims to serve the legitimate interests of the Company and its shareholders, the reason why the Board of Directors expects it will be approved.

Belo Horizonte, March 31, 2025.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

4.	Notice to the Market dated March 27, 2025 – Resignation of Board Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Resignation of Board member

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Company” or “CEMIG”),
a publicly-held company, with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby communicates that it has received, on this date, the resignation letter from José João Abdalla Filho as a Board member, effective from April 02, 2025.

CEMIG appreciates and would like to thank José João Abdalla Filho for his relevant contribution during his office.

The Company states that it will adopt the necessary measures to elect his replacement, pursuant to its Bylaws and applicable regulations.

Belo Horizonte, March 27, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

5.	Notice to the Market dated April 30, 2025 – Filing of Form 20-F

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Form 20-F

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that it has registered on April 30, 2025, Form 20-F for the 2024 fiscal year (“2024 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

2024 Form 20-F will be filed and available starting tomorrow, May 1st, and can be accessed on SEC’s website, at www.sec.gov, or the Company’s Investor Relations website, at http://ri.cemig.com.br.

Belo Horizonte, April 30, 2025.

Andrea Marques de Almeida

Vice-Presidente de Finanças e de Relações com Investidores

6.	Notice to Shareholders dated April 30, 2025 - Resolutions passed at the AESM – Dividends/IoE

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Resolutions passed at the AESM – Dividends/IoE

We hereby inform our shareholders that the Annual and Extraordinary Shareholders’ Meetings (AESM) held today, resolved, among other matters, on:

DIVIDENDS/IoE:

a)	from the net income for the 2024 FY, in the amount of R$$7,117,146 thousand, R$$3,733,431 thousand shall be allocated as mandatory dividends to the Company’s shareholders, to be paid in two equal installments, the first of which by 06/30/2025, and the second by 12/30/2025, as follows:

✓ To ratify R$$1,848,780 thousand as Interest on Equity (“IoE”), already declared, according to the table below;

Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Total Amount (R$ thousand)
03/21/2024	03/26/2024	03/27/2024	0.17556586886	386,337
06/18/2024	06/21/2024	06/24/2024	0.15021208844	429,709
09/17/2024	09/23/2024	09/24/2024	0.16520222078	472,591
12/17/2024	12/23/2024	12/26/2024	0.19580751126	560,143
TOTAL			0.68678768934	1,848,780

✓ To declare R$$1,884,651 thousand as dividends, corresponding to R$$0.65881180680 per common/preferred share, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the AESM, that is, 04/30/2025. The shares will be traded “ex-rights” from 05/02/2025.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution administering CEMIG’s Registered Shares System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, April 30, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

7.	Notice to the Market dated May 5, 2025 – Change in Relevant Shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Change in relevant shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Companhia”), pursuant to article 12 of CVM Resolution 44/2021, of August 23, 2021, hereby announces that it received a letter from BlackRock, Inc (“BlackRock”), headquartered at 55 East 52nd Street, in the City and State of New York, 10022-0002, USA, stating that:

a)    On April 24, 2025, it sold preferred shares issued by Companhia Energética de Minas Gerais – CEMIG (“Company”), being that, on said date, its aggregate equity interests in the Company’s total share capital changed to 172,232,069 preferred shares and 17,574,405 American Depositary Receipts (“ADRs”) representing 17,574,405 preferred shares, totaling 189,806,474 preferred shares corresponding to approximately 9.962% of the total preferred shares issued by the Company and 660,184 derivative financial instruments referenced to preferred shares with financial settlement, corresponding to approximately 0.034% of the total preferred shares issued by the Company.

b)    On April 24, 2025, it acquired preferred shares issued by Companhia Energética de Minas Gerais – CEMIG (“Company”), being that, on said date, its aggregate equity interests in the Company’s total share capital changed to 173,039,815 preferred shares and 17,585,144 American Depositary Receipts (“ADRs”) representing 17,585,144 preferred shares, totaling 190,624,959 preferred shares corresponding to approximately 10.006% of the total preferred shares issued by the Company and 660,184 derivative financial instruments referenced to preferred shares with financial settlement, corresponding to approximately 0.034% of the total preferred shares issued by the Company.

BlackRock, in the aforementioned letter, further stated that:

“The purpose of the above-mentioned equity interests is strictly related to investing, not aiming at changing the Company’s controlling interest or the management structure; and

BlackRock did not enter into any agreements or contracts regulating voting rights or the purchase and sale of securities issued by the Company.”

Belo Horizonte, May 05, 2025

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

8.	Earnings Release – 1Q2025

CONTENTS

Ebitda and profit by company, 1Q25	2
Profit and loss accounts	3
Results by business segment	4
CONSOLIDATED ELECTRICITY MARKET	5
PERFORMANCE, BY COMPANY	6
Cemig D	6
Billed electricity market	6
Sources and uses of electricity – MWh	7
Client base	7
Performance by sector	7
The 2024 Annual Tariff Adjustment	8
Five-year Tariff Reviews compared	9
OPEX and EBITDA Realized vs. Regulatory	9
Indicators of supply quality – DEC and FEC	10
Combating default	10
Energy losses	11
Cemig GT and Cemig Holding Company	12
Electricity market	12
Sources and uses of electricity	12
Gasmig	13
Consolidated results	14
Net profit	14
Operational revenue	15
Operational costs and expenses	17
Finance income and expenses	20
Gain/loss in non-consolidated investees (Equity income)	21
CONSOLIDATED EBITDA (IFRS, and Adjusted)	22
Ebitda of Cemig D	23
Cemig GT – Ebitda	24
Investment	25
Debt	26
Cemig’s long-term ratings	28
ESG – Report on performance	29
Performance of Cemig’s securities	32
Generation plants	33
RAP: July 2024 – June 2025 cycle	34
Regulatory Transmission revenue	35
Complementary information	35
Cemig D	35
Cemig GT	37
Cemig, Consolidated	38
Disclaimer	44

1

Ebitda and profit by company, 1Q25

Consolidated P&L – 1Q25

	1Q25	1Q24	Change %	1Q25	1Q24	Change %
(R$ mn)	EBITDA (IFRS)			Adjusted EBITDA, by company

Cemig D	819	746	9.8%	798	746	7.0%
Cemig GT	749	801	-6.5%	744	781	-4.7%
Gasmig	213	218	-2.3%	213	218	-2.3%
Consolidated	1,827	2,011	-9.1%	1,799	1,991	-9.6%
New replacement value (VNR)	53	31	71.0%	53	31	71.0%
Equity income (Gain (loss) in non-consolidated investees)	42	91	-53.8%	42	91	-53.8%
Consolidated, less {VNR + equity income}	1,732	1,889	-8.3%	1,704	1,869	-8.8%

	1Q25	1Q24	Change %	1Q25	1Q24	Change %
(R$ mn)	Net profit by company (IFRS)			Adjusted net profit, by company

Cemig D	311	322	-3.4%	297	322	-7.8%
Cemig GT	541	494	9.5%	537	495	8.5%
Gasmig	114	117	-2.6%	114	117	-2.6%
Consolidated	1,039	1,153	-9.9%	1,021	1,154	-11.5%

2

Profit and loss accounts

	1Q25	1Q24	Change, %
PROFIT AND LOSS ACCOUNTS (R$ ’000)
NET REVENUE	9,844,231	9,057,867	8.7%

COSTS
Cost of electricity and gas	-5,522,744	-4,864,031	13.5%
Infrastructure construction costs	-1,201,864	-920,981	30.5%
Cost of operation	-1,278,957	-1,247,395	2.5%
Total cost	-8,003,565	-7,032,407	13.8%

GROSS PROFIT	1,840,666	2,025,460	-9.1%

EXPENSES
Client default provision	-50,628	-75,853	-33.3%
General and administrative expenses	-193,967	-169,746	14.3%
Other expenses, net	-174,793	-230,659	-24.2%
Other revenues	-	42,989	-
Total expenses	-419,388	-433,269	-3.2%

Share of gain (loss) in non-consolidated investees	42,119	90,501	-53.5%
Profit before Finance income (expenses) and Taxes on profit	1,463,397	1,682,692	-13.0%

Finance income	193,537	218,245	-11.3%
Finance expenses	-443,168	-399,231	11.0%
Net finance income (expense)	-249,631	-180,986	37.9%

Profit before income tax and Social Contribution tax	1,213,766	1,501,706	-19.2%

Income tax and Social Contribution tax	-258,686	-259,932	-0.5%
Deferred income tax and Social Contribution tax	83,660	-88,883	-194.1%
Total Income tax and Social Contribution tax / deferred	-175,026	-348,815	-49.8%

NET PROFIT FOR THE PERIOD	1,038,740	1,152,891	-9.9%

3

Results by business segment

4

CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market:

In March 2025 the Cemig Group invoiced approximately 9.46 million clients – an addition of approximately 205,000 clients, or a 2.2% increase in its consumer base from March 2024.

Of this total, 9,462,384 are final consumers, and/or represent Cemig’s own consumption; and 2,372 are other agents in the Brazilian electricity sector.

This chart shows the percentages of the Cemig Group’s sales to final consumers:

5

PERFORMANCE, BY COMPANY

Cemig D

Billed electricity market

MWh	1Q25	1Q24	Change %
Captive clients + Power transport for clients*
Residential	3,322,630	3,250,170	2.2%
Industrial	5,633,542	5,574,606	1.1%
Captive market	191,693	275,264	–30.4%
Transport	5,441,849	5,299,342	2.7%
Commercial, services and Others	1,603,880	1,657,340	–3.2%
Captive market	895,466	1,076,142	–16.8%
Transport	708,414	581,198	21.9%
Rural	555,100	614,792	–9.7%
Captive market	524,314	600,086	–12.6%
Transport	30,786	14,706	109.3%
Public services	800,687	845,626	–5.3%
Captive market	605,273	719,985	–15.9%
Transport	195,414	125,641	55.5%
Concession holders	71,871	76,189	–5.7%
Transport	71,871	76,189	–5.7%
Own consumption	7,925	8,188	–3.2%
Total	11,995,635	12,026,911	–0.3%
Total, captive market	5,547,301	5,929,835	–6.5%
Total, energy transported for Free Clients	6,448,334	6,097,076	5.8%

* Excludes supply offset in distributed generation.

Electricity billed to captive clients, plus transport of energy for Free Clients and distributors, excluding supply offset in distributed generation, totaled 11,995 GWh in 1Q25 – 0.3% less than in 1Q24. This was mainly due to lower consumption in 3 client categories: consumption by rural consumers was 9.7% (59.7 GWh) lower; commercial consumption was down 3.2%, or 53.5 GWh; and public services consumed 5.3% (44.9 GWh) less than in 1Q24. These changes mainly reflected: (i) migration to Distributed Generation; and (ii) higher rainfall, resulting in less need for irrigation. At the same time, consumption by residential clients was 72.5 GWh (2.2%) higher, and industrial consumption was 58.9 GWh (1.1%) higher, reflecting higher industrial production.

The total of energy distributed 0.3% lower reflected: (i) consumption by the captive market 6.5% (382.5 GWh) lower; partially offset by (ii) Free Clients’ use of the network 5.8% (+351.3 GWh) higher. If offset Distributed generation is included, the total of energy distributed increased by 1.8%.

6

Sources and uses of electricity – MWh

	1Q25	1Q24	Change %
Metered market – MWh
Transported for distributors	71,871	75,697	–5.1%
Transported for Free Clients	6,375,406	6,033,163	5.7%
Own load + Distributed generation	8,716,549	8,743,130	–0.3%
Consumption by captive market	5,597,673	5,889,366	–5.0%
Distributed Generation market	1,507,395	1,242,770	21.3%
Losses in distribution network	1,611,481	1,610,994	0.0%
Total volume carried	15,163,826	14,851,991	2.1%

Client base

In March 2025 Cemig billed 9.45 million consumers – an increase of 2.2% from March 2024. Of this total, 5,058 were Free Clients using the distribution network of Cemig D.

	Mar. 2025	Mar. 2024	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	8,017,329	7,780,429	3.0%
Industrial	23,926	27,869	–14.1%
Commercial, services and Others	910,920	925,561	–1.6%
Rural	393,234	416,378	–5.6%
Public authorities	73,991	69,960	5.8%
Public lighting	7,220	6,728	7.3%
Public services	13,519	13,691	–1.3%
Own consumption	818	762	7.3%
Total, captive clients	9,440,957	9,241,378	2.2%
NUMBER OF FREE CLIENTS
Industrial	2,091	1,302	60.6%
Commercial	2,692	1,819	48.0%
Rural	115	29	296.6%
Public authorities	43	1	4.200.0%
Public services	109	27	303.7%
Concession holders	8	8	0.0%
Total, Free Clients	5,058	3,186	58.8%
Total, Captive market + Free Clients	9,446,015	9,244,564	2.2%

Performance by sector

Industrial: Energy distributed to industrial clients was 1.1% higher YoY in 1Q25, on higher physical production by industry, and was 47.0% of Cemig D’s total distribution. The greater part (45.4%) was energy transported for industrial Free Clients, which was 2.7% higher by volume than in 1Q24. Energy billed to captive industrial clients, though (comprising 1.6% of the total distributed), was 30.4% less by volume than in 1Q24, mainly due to migration of clients to the Free Market. Highlights of consumption patterns in industry by sector were: Increased consumption in Cement (+5.0%), Ferroalloys (+4.6%), and Extractive industries (+3.6%); and lower consumption in Non-ferrous metals (-12.6%), and Steel (-3.7%).

Residential consumption was 27.7% of the total energy distributed by Cemig D, and 2.2% higher in total volume than in 1Q24. Average monthly consumption per consumer in the quarter, at 138.1 kWh/month, was 0.8% lower than in 1Q24, reflecting milder temperatures than in that quarter. On the other hand, the total number of residential clients was increased by 3.0% year-on-year (236,900 new clients).

7

Commerce and Services: Energy distributed to and for these consumers was 13.4% of the total distributed by Cemig D in 1Q25, and by volume 3.2% less than in 1Q24. The change is the result of a 16.8% reduction in the volume of energy billed to captive clients, and a 16.1% increase in the volume of energy transported for Free Clients. The lower consumption reflects migration of clients to Distributed Generation.

Rural: Consumption by rural clients was 4.6% of the total energy distributed, and was 9.7% lower by volume than in 1Q24. This mainly reflected (i) lower consumption for irrigation, and (ii) a reduction of 5.5% in the number of consumer units in this category.

Public services: consumed 6.7% of the energy distributed in 1Q25, and totaled 5.3% less by volume than in 1Q24.

The 2024 Annual Tariff Adjustment

The tariffs of Cemig D are adjusted in May each year; and every five years are subjected to a Periodic Tariff Review, also in May. The aim of the Annual Tariff Adjustment is to pass on changes in the costs defined as ‘non-manageable’ in full, to the client, and provide inflation adjustment for the costs defined as ‘manageable’, which are those specified in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, designed to capture productivity, under a system using the price-cap regulatory model.

On May 14, 2024 Aneel ratified Cemig D’s Tariff Adjustment, effective May 28, 2024 to May 27, 2025, with an average increase, for consumers, of 7.32%. The average effect for low-voltage clients was an increase of 6.72%, and for residential consumers, an increase of 6.70%. The component percentage of the increase corresponding to manageable costs (referred to as ‘Portion B’) was 1.27%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 0.81%. The increase in the financial components of the tariff contributed 5.23%. The financial components effect in 2024 comes mainly from removal of the component included in the 2023 adjustment process relating to the repayment to consumers of PIS, Pasep and Cofins taxes totaling R$ 1.27 billion.

Average effects of the Tariff Adjustment
High voltage – average	8.63%
Low voltage – average	6.72%
Average effect	7.32%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20T%C3%A9cnica%20RTA%202024_CEMIG.pdf

8

Five-year Tariff Reviews compared

This table compares the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base – R$ million	20,490	25,587
Net Remuneration Base – R$ million	8,906	15,200
Average depreciation rate:	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ mn	149	272
CAIMI * R$ mn	333	484
QRR ** (Depreciation calculation) R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’ – Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

OPEX and EBITDA Realized vs. Regulatory

(R$ million)

OPEX and EBITDA better than regulatory in 1Q25.

Note: Regulatory EBITDA is made up of capital remuneration, regulatory reintegration quota and a percentage of the Annual support for facilities, published in ANEEL's Technical Notes in the events of the Tariff Review or Adjustment.

9

Indicators of supply quality – DEC and FEC

In 2023 the State of Minas Gerais experienced an increase in extreme atmospheric events, which caused a slight increase in electricity outages. In this challenging context Cemig has taken extra steps to reduce outage duration and frequency, while also making major investments in its distribution operations to maximize service quality.

These actions have produced positive results. Cemig's DEC (average outage Duration per Consumer) was within the regulatory limit of 9.48 hours: in the 12 months to end-March 2025 it was 9.42 hours. The perceived DEC, meanwhile, was 15.40 hours, a reduction of more than 3 hours compared to the moving window that ended in March 2024.

Combating default

The Company has maintained active and significant efforts in collection, which has helped keep its Receivables Recovery Index at a high level – in March 2025 this index was 98.94%.

New payment channels, and online negotiation, have helped to increase the proportion of client payments being made via digital channels (PIX instant payments, automatic debits, payments by card and app, etc.) – which have reached 67.3% of the total collected, 0.88 p.p. higher than the same period last year. A highlight is the PIX system – which was used for 32.3% of all bill payments by clients in March 2025. It has saved R$ 32.6 million in payment charges/costs since it was implemented in 2021.

10

Energy losses

Energy losses in the 12 months to the end of March 2025, at 10.49%, were within the regulatory target level of 10.50%.

Highlights of our combat of energy losses in 1Q25 include: approximately 84,000 inspections; replacement of more than 71,000 obsolete meters; replacement of 14,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 384,000); and regularization of 2,600 clandestine connections made by families living in ‘invaded’ and low-income areas, through our Energia Legal program, which uses ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project in February 2023 to 25,400). Planned for 2025 are: 340,000 inspections; installation of more than 400,000 smart meters; and regularization of 54,000 families in low-income communities (using BT Zero and ‘Bulletproofed Meter Panel’ technologies).

Energy losses and the regulatory limit

6,613
6,549
6,135
6,172
6,239
6,305
6,415
12.71
12.57
11.28
11.23
10.84
10.51
10.50
11.51
11.43
11.23
11.11
10.71
10.36
10.49
2019
2020
2021
2022
2023
2024
1Q25
Total losses, GWh
Actual losses, %
Regulatory limit, %

Technical and non-technical losses, as %

12.71
12.57
11.23
11.11
10.71
10.36
10.49
8.77
8.77
8.77
8.77
8.31
8.01
8.01
3.94
3.8
2.46
2.34
2.40
2.35
2.48
2019
2020
2021
2022
2023
2024
1Q25
Total losses, %
Non-technical losses, %
Technical losses, %

The regulatory limits – technical and non-technical losses

11.51
11.43
11.28
11.23
10.84
10.51
10.50
8.77
8.77
8.77
8.77
8.31
8.01
8.01
2.74
2.66
2.51
2.46
2.53
2.50
2.49
2019
2020
2021
2022
2023
2024
1Q25
Total regulatory limit, %
Limit for non-technical losses, %
Limit for technical losses, %

11

Cemig GT and Cemig Holding Company

Electricity market

The total volume of electricity sold by Cemig GT and by the holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE), was 9.3% higher than in 1Q24. Cemig GT billed 5,839 GWh (including quota sales) in 1Q25, 12.7% more than in 1Q24.

The holding company reported sales of 4,763 GWh in 1Q25, 5.4% more than in 1Q24. Migration of purchase and sale contracts from Cemig GT to the holding company began in 3Q21, and has gradually increased since then. Approximately 60% of all purchase contracts have now migrated.

	1Q25	1Q24	Change %
Cemig GT – MWh
Free Clients	3,390,177	2,953,278	14.8%
Industrial	2,100,685	1,916,629	9.6%
Commercial	908,825	1,007,960	–9.8%
Rural	9,446	5,033	87.7%
Public authorities	102,285	717	14,165.7%
‘Energy retailer’ Free Clients	268,937	22,939	1,072.4%
Free Market – Traders and Cooperatives	1,266,006	1,065,136	18.9%
Quota supply	580,100	571,019	1.6%
Regulated Market	570,369	561,529	1.6%
Regulated Market – Cemig D	32,323	31,792	1.7%
Total, Cemig GT	5,838,975	5,182,754	12.7%
Cemig H – MWh
Free Clients	2,308,556	2,397,577	–3.7%
Industrial	1,805,744	1,926,233	–6.3%
Commercial	443,174	455,186	–2.6%
Rural	35,868	16,158	122.0%
Public services	23,770	0	-
Free Market – Traders and Cooperatives	2,454,390	2,122,441	15.6%
Total Cemig H	4,762,946	4,520,018	5.4%
Cemig GT + H	10,601,922	9,702,772	9.3%

Sources and uses of electricity

12

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies gas to industrial, commercial and residential users, compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s last Tariff Review was completed in April 2022. Highlights:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO (Personnel, Materials, outsourced Services and Other expenses) in full.
Market (volume in ’000 m3)	2022	2023	2024	1Q24	1Q25	Change, 1Q24-1Q25
Automotive	40,950	31,907	22,511	5,371	5,473	1.9%
Compressed vehicle natural gas	364	541	630	124	148	19.4%
Industrial	870,667	830,943	786,363	191,349	177,025	-7.5%
Industrial compressed natural gas	13,616	12,473	10,275	2,099	2,254	7.4%
Residential	11,392	11,912	12,095	2,602	2,747	5.6%
Co-generation	13,137	12,075	12,164	3,549	2,826	-20.4%
Commercial	23,114	21,964	23,203	4,973	5,477	10.1%
Subtotal – conventional gas	973,240	921,815	867,241	210,067	195,950	-6.7%
Thermal plants	37,991	-	-	-	-	-
Subtotal – gas sold	1,011,231	921,815	867,241	210,067	195,950	-6.7%
Industrial – Free Market	87,133	92,362	97,302	22,767	41,065	80.4%
Industrial compressed natural gas – Free Market	0	0	10,421	2,359	2,150	-8.9%
Thermal – Free Market	7,119	19,050	58,046	116	13,955	11930.2%
Total sales (including Free Clients)	1,105,483	1,033,227	1,033,010	235,309	253,120	7.6%

Ebitda (R$ ’000)	1Q25	1Q24
Profit (loss) for the period	114,383	117,007
Income tax and Social Contribution tax	59,678	61,452
Net finance income (expenses)	15,627	17,159
Depreciation and amortization	23,430	22,024
Ebitda per CVM Resolution 156	213,118	217,642

The volume of gas sold to standard users in 1Q25 was 6.7% lower than in 1Q24, while the volume distributed to industrial Free Clients and for thermoelectric power generation was 126.5% higher, resulting in total volume 7.6% higher.

Gasmig’s Ebitda was 2.1% lower in 1Q25 than in 1Q24, reflecting: (i) lower volume of gas sold in the captive market; and (ii) higher selling and administrative expenses.

The number of Gasmig’s clients increased by 7.5% from 1Q24, to a total of 105,412 consumers in March 2025. This reflects expansion of both the commercial and the residential client bases (addition of 7,400 clients).

13

Consolidated results

Net profit

For 1Q25, Cemig reports net profit of R$ 1,038.7 million in 1Q25, which compares to net profit of R$ 1,152.9 million in 1Q24. Adjusted net profit for 1Q25 is R$ 1,020,5 million, compared to R$ 1,154.0 million in 1Q24. Main factors in this result were:

▪	Negative impact of R$ 87.9 million on profit in Trading, due to the exposure of approximately 570 MW average to differences in spot prices between sub-markets: a significant part of the energy purchased is in the Northeast, and a part of that energy is sold in other sub-markets, generating a surplus of energy in the first and a deficit in the others The effect was more significant in March, in which there were differences of around R$ 270/MW in spot prices between (a) the Southeast and Center-West regions and (b) the Northeast. Differences in spot prices between sub-markets are caused by limitations on transmission – and became more intense in 1Q25 due to adoption of the Hybrid Newave system, with more stringent risk aversion criteria in the model.
▪	Equity income (gain/loss in non-consolidated investees) was R$ 48.4 million lower YoY, due to (i) a weaker result in Belo Monte, and (ii) the absence of Aliança Energia from the calculation, following Cemig’s sale of its stake in Aliança in 3Q24. The equity income from Aliança in 1Q24 was R$ 30.8 million.
▪	Cemig D distributed 0.3% less energy in 1Q25 than in 1Q24.
▪	Profit in the generation activity was R$ 21.8 million higher, benefiting from the better GSF. In 1Q25 there was secondary energy in January and February, while in 1Q24 no month had a GSF greater than 1.
▪	Net finance income (expenses) was R$ 68.6 million weaker, due to: (i) the higher volume of debt, especially in Cemig D; (b) the higher Selic basic interest rate; and (iii) higher IPCA inflation than in 1Q24.

Main non-recurring effects:

▪	Post-employment liabilities were remeasured in 1Q25, with a positive effect of R$ 18.3 million on profit, due to the migration of 1,032 employees to the Premium Health Plan (which has no post-employment obligation for the company) during the window reopened in January 2025.
▪	In 1Q24, sales were concluded of 15 Small Hydro Plants (PCHs) and Local Hydro Plants (CGHs), with positive effect of R$ 25.0 million on profit of 1Q24.
▪	In 1Q24 there was also a negative effect of impairments totaling R$ 11.7 million to the value of plants being allocated for sale; and an impairment of R$ 3.5 million posted for dispute of a receivable by a client.

More details of these variations are given below.

14

Operational revenue

	1Q25	1Q24	Change %
R$ ’000
Revenue from supply of electricity	8,374,412	8,019,144	4.4%
Revenue from use of distribution systems (TUSD charge)	1,429,008	1,169,299	22.2%
CVA and Other financial components in tariff adjustments	126,322	75,675	66.9%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	–	322,666	–
Transmission – operation and maintenance revenue	60,439	66,562	-9.2%
Transmission – construction revenue	66,344	63,394	4.7%
Financial remuneration of transmission contractual assets	173,432	151,392	14.6%
Generation – capital reimbursement	26,928	21,434	25.6%
Distribution – construction revenue	1,148,545	893,427	28.6%
Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession	53,203	30,951	71.9%
Gain on financial updating of Concession Grant Fee	138,457	128,625	7.6%
Settlements on CCEE	21,923	40,757	-46.2%
Retail supply of gas	920,783	919,648	0.1%
Fine for continuity indicator shortfall	-46,812	-45,927	1.9%
Other revenues	722,019	636,954	13.4%
Taxes and charges reported as deductions from revenue	-3,370,772	-3,436,134	-1.9%
Net revenue	9,844,231	9,057,867	8.7%

Revenue from supply of electricity

	1Q25			1Q24			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,837,945	3,422,558	891.77	3,667,800	3,126,496	852.42	4.6%	9.5%
Industrial	4,311,273	1,204,333	279.35	4,201,687	1,298,596	309.07	2.6%	–7.3%
Commercial, services and others	3,038,828	1,646,848	541.94	3,135,922	1,674,462	533.96	–3.1%	–1.6%
Rural	738,830	516,804	699.49	750,135	533,356	711.01	–1.5%	–3.1%
Public authorities	262,961	227,803	866.3	260,608	223,285	856.78	0.9%	2.0%
Public lighting	233,904	128,335	548.67	248,370	130,982	527.37	–5.8%	–2.0%
Public services	321,763	150,285	467.07	250,784	185,343	739.05	28.3%	–18.9%
Subtotal	12,745,504	7,296,966	572.51	12,515,306	7,172,520	573.1	1.8%	1.7%
Own consumption	7,925	–	–	8,188	–	–	–3.2%	–
Retail supply not yet invoiced, net	–	–32,457	–	–	–155,322	–	–	–
	12,753,429	7,264,509	572.51	12,523,494	7,017,198	573.1	1.8%	3.5%
Wholesale supply to other concession holders (2)	4,825,648	1,191,775	246.97	4,275,663	1,051,019	245.81	12.9%	13.4%
Wholesale supply not yet invoiced	–	–81,872	–	–	–49,073	–	–	66.8%
Total	17,579,077	8,374,412	483.11	16,799,157	8,019,144	489.76	4.6%	4.4%

(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

15

* Includes supply offset in Distributed Generation.

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 1Q25 was R$ 7,264.5 million, or 3.5% more than in 1Q24 (R$ 7,017.2 million) – reflecting (i) volume sold 1.8% higher, and (ii) the tariff adjustment for Distribution, in effect from May 28, 2024, which provided an average increase of 7.32%.

Wholesale supply

Revenue from wholesale supply in 1Q25 was R$ 1,109.9 million, an increase of 10.8% in relation to 1Q24 (R$ 1,001.9 million). This primarily reflects a YoY increase of 13.4% in the volume of energy invoiced.

Transmission

	1Q25	1Q24	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	60,439	66,562	-9.2%
Infrastructure construction, updating and enhancement	66,344	63,394	4.7%
Financial remuneration of transmission contractual assets	173,432	151,392	14.6%
Total	300,215	281,348	6.7%

Transmission revenue was R$ 18.9 million higher than in 1Q24, mainly reflecting financial revenue on contractual assets 14.6% (R$ 22.0 million) higher, due to the IPCA inflation index posting inflation of 2.04% in 1Q25, higher than in 1Q24 when it posted inflation of 1.42%.

Gas

Gross revenue from supply of gas in 1Q25 totaled R$ 920.8 million, compared to R$ 919.5 million in 1Q24. This variation is mainly due to the higher volume of gas distributed to free customers.

16

Revenue from Use of Distribution Systems – The TUSD charge

	1Q25	1Q24	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,429,008	1,169,299	22.2%

In 1Q25 revenue from the TUSD – charged to Free Consumers for distribution of their energy – was R$ 259.7 million higher than in 1Q24. This mainly reflects (i) volume of energy transported for Free Clients 5.8% higher, as well as (ii) the distribution company’s annual tariff adjustment, which came into effect in May 2024.

	1Q25	1Q24	Change %
POWER TRANSPORTED – MWh
Industrial	5,441,849	5,299,342	2.7%
Commercial	708,414	581,198	21.9%
Rural	30,786	14,706	109.3%
Public services	195,414	125,641	55.5%
Concession holders	71,871	76,189	–5.7%
Total energy transported	6,448,334	6,097,076	5.8%

Operational costs and expenses

	1Q25	1Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	4,266,626	3,510,632	21.5%
Charges for use of national grid	767,266	843,222	–9.0%
Gas purchased for resale	488,852	510,177	–4.2%
Construction cost	1,201,864	920,981	30.5%
People	346,291	324,058	6.9%
Employees’ and managers’ profit shares	43,285	39,232	10.3%
Post–employment liabilities	102,405	142,285	–28.0%
Materials	38,693	28,970	33.6%
Outsourced services	514,714	518,907	–0.8%
Depreciation and amortization	363,847	328,542	10.7%
Provisions (reversals)	145,574	139,585	–
Impairment	–	22,958	–
Client default provision	50,628	75,853	–33.3%
Other operating costs and expenses, net	92,908	103,263	–10.0%
Other costs and expenses	8,422,952	7,508,665	12.2%
Gain on disposal of investments	0	–42,989	–
Total, other revenues (reducing expenses)	0	–42,989	–
Total	8,422,953	7,465,676	12.8%

17

Operating costs and expenses in 1Q25 totaled R$ 8.42 billion, or R$ 954.7 million more than in 1Q24.

The main factors in the higher total were: Cost of energy bought for resale was R$ 756.0 million higher than in 1Q24; construction cost was R$ 280.9 million higher; depreciation and amortization was R$ 35.3 million higher; and in 1Q24 there was R$ 43.0 million in the line Other revenues (reducing expenses). See more details on costs and expenses in the following pages.

Electricity purchased for resale

	1Q25	1Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,511,636	1,239,531	22.0%
Electricity acquired in Regulated Market auctions	963,255	1,001,518	–3.8%
Distributed generation	950,867	663,764	43.3%
Spot market	319,240	63,761	400.7%
Supply from Itaipu Binacional	306,415	268,696	14.0%
Physical guarantee quota contracts	202,949	220,391	–7.9%
Individual (‘bilateral’) contracts	121,982	127,290	–4.2%
Proinfa	134,839	113,113	19.2%
Quotas for Angra I and II nuclear plants	83,446	94,399	–11.6%
Credits of PIS, Pasep and Cofins taxes	-328,003	-281,831	16.4%
	4,266,626	3,510,632	21.5%

The consolidated expense on electricity bought for resale in 1Q25 was R$ 4.27 billion, an increase of R$ 756.0 million (+21.5%) from 1Q24. This mainly reflects the following factors:

▪	The expense on distributed generation being R$ 287.1 million (+43.3%) higher, reflecting 3 factors: (i) an increase in the tariff for purchasing electricity from distributed generation; (ii) an increase in the number of generation facilities installed (from 261,000 in March 2024 to 318,000 in March 2025); and (iii) a total increase of 30.5%, year-on-year, in the volume of energy injected which totaled 1,876 GWh in 1Q25.
▪	The cost of energy acquired in the Free Market (the Company’s highest cost of purchased energy) totaled R$ 1,511.7 million, an increase of R$ 272.1 million (+22.0%) in relation to 1Q24 due to the need to purchase to meet the higher volume sold in the commercialization activity and to cover energy deficits in relation to the commitments made.
▪	The cost of energy acquired in the spot market was R$ 255.5 million, an increase of 400.7% over its total in 1Q24. This increase was mainly caused by the increase in spot prices in the sub-markets of the Southeast and Center-West regions not being offset by spot prices in the sub-markets of the Northeast and North, which were at their minimum for the greater part of the time. The Company buys energy in the Northeast and North and its sales are mostly concentrated in the Southeast and Center-West, generating an exposure to the differences between spot prices between these sub-markets – with negative effect on profit of the trading activity. In the distribution activity, the negative effect of this exposure is mitigated by the CVA account – which provides compensation in the subsequent Annual Tariff Adjustment.
▪	These increases were partially offset by a reduction of R$48.3 million (-3.8%) in expenses with energy purchased in the regulated market compared to 1Q24.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

18

	1Q25	1Q24	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	975,020	1,026,912	–5.1%
Distributed generation	950,867	663,764	43.3%
Spot market – CCEE (power exchange)	164,403	47,226	248.1%
Supply from Itaipu Binacional	306,415	268,696	14.0%
Physical guarantee quota contracts	207,353	224,569	–7.7%
Individual (‘bilateral’) contracts	121,982	127,290	–4.2%
Proinfa	134,839	113,113	19.2%
Quotas for Angra I and II nuclear plants	83,446	94,399	–11.6%
Credits of PIS, Pasep and Cofins taxes	-174,270	-166,596	4.6%
	2,770,055	2,399,373	15.4%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 1Q25 were R$ 767.3 million, 9.0% lower than in 1Q24.

This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 1Q25 was R$ 488.9 million, or 4.2% less than in 1Q24. This mainly reflected a lower volume of gas acquired to meet the demand of the regulated market.

Outsourced services

Expenditure on outsourced services was 0.8% (R$ 4.2 million) lower than in 1Q24, the main factors being: (i) expenses on maintenance of electrical installations and equipment 16.6% (R$ 35.0 million) lower; (ii) expense on tree pruning 38.9% (R$ 6.3 million) higher; and (ii) expense on information technology 16.9% (R$ 9.9 million) higher.

Client default provision

The expense on provisions for losses due to client default in 1Q25 was R$ 50.6 million, or R$ 25.5 million lower than in 1Q24, reflecting (i) the Company’s actions in combating default, and (ii) the revision, in 3Q24 (with positive effect in the subsequent 12 months), of the criteria for accounting overdue client receivables (increasing the threshold for posting a 100% loss from 24 to 36 months, so as to provide a more faithful estimate of expectations of losses on past due receivables).

Provisions

Provisions in 1Q25 totaled R$ 145.6 million, a reduction of 10.4%. This variation was influenced by the recognition of R$ 23.0 million in 1Q24, for (i) impairment of the valuation of the Small Hydro Plants (PCHs) held for sale of R$17.7 million, and (ii) a legal action by a client of R$ 5.3 million.

Post-employment liabilities

The remeasurement of post-employment obligations represented a reduction in expenditure of R$ 39.9 million compared to 1Q24. In 1Q25 there was a remeasurement of post-employment obligations, due to the migration of employees to the Premium Health Plan, which reduced the expense by R$ 27.7 million.

People

The expense on personnel in 1Q25 was R$ 346.3 million, or 6.9% higher than in 1Q24. The main factor in the higher figure was the increase of 4.6% in salaries as from November 2024, under the Collective Work Agreement.

19

Cost of personnel

R$ million, **excluding PDVP** (voluntary severance program).

339
335
321
303
349
324
339
326
332
346
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24

Number of de employees – by company

5,596
4,203
1,307
86
5,254
3,955
1,236
63
5,025
3,761
1,209
55
4,969
3,737
1,181
51
4,918
3,710
1,090
118
4,893
3,705
1,064
124
5,014
3,794
1,090
130
4,937
3,740
1,072
125
5,028
3,840
1,062
126
5,120
3,905
1,080
135
4Q19
4Q20
4Q21
4Q22
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
H
GT
D
Total

	1Q25	1Q24	Change %
(R$ ’000)
Finance income	193,537	218,245	-11.3%
Finance expenses	-443,168	-399,231	11.0%
Net finance income (expenses)	-249,631	-180,986	37.9%

For 1Q25 the Company posted consolidated net financial expenses of R$ 249.6 million – R$ 68.6 million higher than in 1Q24. Main factors:

▪	The financial expense posted for monetary updating of loans was R$ 70.2 million higher, and borrowing costs were R$ 41.4 million higher – reflecting (i) higher gross debt, and (ii) higher IPCA inflation in 1Q25 (2.04%) than in 1Q24 (1.48%).
▪	In 1Q24 there was a net negative effect of R$ 17.0 million, of exchange rate variation on the debt in US dollars and the related hedge. This debt was settled in December 2024, so there was no comparable effect in 1Q25.

20

Gain/loss in non-consolidated investees (Equity income)

(R$ ’000)	1Q25	1Q24	Change R$ ’000
EQUITY INCOME (Gain/loss in non-consolidated investees)
Taesa	76,084	80,112	-4,028
Guanhães Energia	8,390	2,318	6,072
Cemig Sim (Equity holdings)	4,894	3,373	1,521
Hidrelétrica Pipoca	3,760	3,769	-9
Paracambi	3,571	3,169	402
Hidrelétrica Cachoeirão	1,750	1,114	636
Aliança Geração	-	30,861	-30,861
Belo Monte (Aliança Norte and Amazônia Energia)	-56,330	-34,215	-22,115
Total	42,119	90,501	-48,382

Total equity income in 1Q25 was R$ 48.4 million lower than in 1Q24. The main factors were: (i) the weaker result of Belo Monte, on higher finance expenses (due to the higher TJLP (long-term interest rate) in 1Q25); and (ii) the fact that we no longer have a holding in Aliança Geração, after completion of the sale of that interest in 3Q24.

21

CONSOLIDATED EBITDA (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity, nor the capacity for payment of debt. In accordance with CVM Instruction 156/2022, the Company adjusts Ebitda to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated 1Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	393,883	163,510	64,065	311,162	114,384	-8,264	1,038,740
Income tax and Social Contribution tax	82,732	33,592	-23,540	58,606	57,975	-34,339	175,026
Net finance income (expenses)	3,558	5,967	-3,831	202,095	15,627	26,215	249,631
Depreciation and amortization	80,295	5,043	3	247,492	25,133	5,881	363,847
Ebitda per CVM Resolution 156	560,468	208,112	36,697	819,355	213,119	-10,507	1,827,244
Net profit attributed to non-controlling stockholders	-	-	-	-	-492	-	-492
Remeasurement of post-employment liabilities	-2,829	-1,747	-400	-21,599	-	-1,122	-27,697
Adjusted Ebitda	557,639	206,365	36,297	797,756	212,627	-11,629	1,799,055

Consolidated 1Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	371,794	132,306	192,004	322,338	117,008	17,441	1,152,891
Income tax and Social Contribution tax	73,033	35,576	95,210	99,173	59,750	–13,927	348,815
Net finance income (expenses)	27,802	16,587	–7,449	108,781	17,159	18,106	180,986
Depreciation and amortization	83,583	–59	6	216,199	23,727	5,086	328,542
Ebitda per CVM Resolution 156	556,212	184,410	279,771	746,491	217,644	26,706	2,011,234
Net profit attributed to non-controlling stockholders	–	–	–	–	–503	–	–503
Gain on sale of generation plants	–42,989	–	–	–	–	–	–42,989
Impairment	22,958	–	–	–	–	–	22,958
Adjusted Ebitda	536,181	184,410	279,771	746,491	217,141	26,706	1,990,700

22

Ebitda of Cemig D

	1Q25	1Q24	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	311,158	322,338	–3.5%
Income tax and Social Contribution tax	58,607	99,173	–40.9%
Net finance income (expense)	202,096	108,780	85.8%
Amortization	247,491	216,199	14.5%
Ebitda per CVM Resolution 156	819,352	746,490	9.8%
Remeasurement of post-employment liabilities	–21,599	–	–
Adjusted Ebitda	797,753	746,490	6.9%
New replacement value (VNR)	53,203	30,951	71.9%
Adjusted Ebitda less VNR	744,550	715,539	4.1%

Cemig D posted 1Q25 Ebitda of R$ 819.4 million, 9.8% more than its Ebitda of 1Q24.

Adjusted Ebitda, at R$ 797.8 million, was 6.9% higher than in 1Q24.

The main effects in Ebitda in the quarter were:

▪	Allowance for client default losses R$ 27.6 million lower than in 1Q24.
▪	Restatement of post-employment liabilities, with a positive effect of R$ 21.6 million on Ebitda, due to the migration of 807 employees to the Premium Health Plan (which has no post-employment obligation for the Company) during the window reopened in January 2025.
▪	The expense on outsourced services was 2.7% lower (R$ 12.2 million lower) than in 1Q24.
▪	New Replacement Value (VNR) totaled R$ 53.2 million in 1Q25, vs. R$ 31.0 million in 1Q24.
▪	A negative effect from higher energy losses: 10.49% in the 12 months to March 2025 (though still within the 10.50% regulatory threshold), compared to 10.36% in the 12 months to December 2024.
▪	Total energy volume distributed (excluding Distributed Generation) was 0.3% lower than in 1Q24 (comprising 6.5% lower in the captive market, and 5.8% higher in the Free Market), mainly due to (i) migration to DG, and (ii) volume used by rural consumers 9.7% lower, due to higher rainfall.

23

Cemig GT – Ebitda

Cemig GT: 1Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	393,597	163,169	27,543	–43,032	541,277
Income tax and Social Contribution tax	82,433	33,102	2,271	–9,541	108,265
Net finance income (expenses)	3,639	6,196	–3,871	9,590	15,554
Depreciation and amortization	81,922	2299	3	–	84,224
Ebitda per CVM Resolution 156	561,591	204,766	25,946	–42,983	749,320
Remeasurement of post–employment liabilities	–2,829	–1,747	–400	–538	–5,514
Adjusted Ebitda	558,762	203,019	25,546	–43,521	743,806

Cemig GT: 1Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	372,261	129,598	50,145	–58,198	493,806
Income tax and Social Contribution tax	73,033	34,221	22,130	25,359	154,743
Net finance income (expenses)	27,802	16,693	–7,449	31,706	68,752
Depreciation and amortization	83,584	2	6	–	83,592
Ebitda per CVM Resolution 156	556,680	180,514	64,832	–1,133	800,893
Gain on sale of assets	–42,989	–	–	–	–42,989
Impairment	22,958	–	–	–	22,958
Adjusted Ebitda	536,649	180,514	64,832	–1,133	780,862

The 1Q25 Ebitda of Cemig GT was R$ 749.3 million, 6.4% lower than in 1Q24. Adjusted Ebitda was 4.7% lower than in 1Q24.

Effects on Ebitda in this YoY comparison:

▪	There was a negative impact in Trading, due to exposure to price differences between sub-markets – much of the energy purchased is in the Northeast, and a large part of it is traded in other sub-markets.
▪	Weaker result in equity income: negative R$ 38.2 million in 1Q25, vs. R$ 7.6 million positive in 1Q24 – the main factors being: (i) the weaker result of Belo Monte, on higher finance expenses, due to the higher TJLP (long-term interest rate), in 1Q25, and (ii) the fact that we no longer have a holding in Aliança Geração, following completion of sale of that interest in 3Q24.
▪	Transmission revenue was R$ 60 million higher than in 1Q24, on higher financial revenue from contractual assets, due to the higher IPCA inflation in the period: 2.04% over the period of 1Q25, vs. 1.42% in 1Q24.
▪	The GSF was better in 1Q25, benefiting the generation activity: there was secondary supply in January and February, while in 1Q24 the GSF was not higher than 1 in any month.
▪	A restatement of post-employment liabilities had a positive effect on Ebitda of R$ 5.5 million, due to the migration of employees to the Premium Health Plan (which has no post-employment obligation for the Company) during the window reopened in January.
▪	Sale of 15 Small Hydro Plants (PCHs) and Local Hydro Plants (CGHs) was completed in 1Q24, with a gain of R$ 43.0 million.
▪	Also in 1Q24 impairment of R$ 23.0 million were posted: R$ 17 million for plants held for sale, and R$ 5.3 million for a client challenging amounts receivable.

24

Investment

The Cemig group invested a total of R$ 1.21 billion in 1Q25 – 18.6% more than in 1Q24.

Highlights of 1Q25 were: (i) realization by Cemig D of investments totaling R$ 979 million; (ii) connection of more than 200,000 new clients; (iii) energizing of 172 new equipment items in 12 transmission substations; (ii) connection of distributed generation capacity totaling 11 MWac (15.6 MWp); and (v) construction of 40 km of gas pipelines by Gasmig.

Execution of the largest investment program in Cemig’s history will modernize the Company’s electricity system, ensuring reliability, in line with its strategic plan of focusing on Minas Gerais and on its core businesses, and providing ever-improving service to the client. Investment totaling R$ 39.20 billion is planned for the period 2025–29, of which R$ 6.35 billion is being invested in 2025.

25

Debt

CONSOLIDATED (R$ ’000)	Mar. 2025	2024	Change, %
Gross debt	15,242,574	12,279,300	24.1%
Cash and equivalents + Securities	4,755,087	2,390,743	98.9%
Net debt	10,487,487	9,888,557	6.1%

CEMIG GT (R$ ’000)
Gross debt	1,692,935	1,031,924	64.1%
Cash and equivalents + Securities	1,378,941	542,566	154.2%
Net debt	313,994	489,358	-35.8%

CEMIG D (R$ ’000)
Gross debt	12,327,207	10,037,621	22.8%
Cash and equivalents + Securities	2,216,441	1,114,866	98.8%
Net debt	10,110,766	8,922,755	13.3%

Both Cemig GT and Cemig D issued debentures in 1Q25, for a total of R$ 3,125 million.

Cemig D amortized debt totaling R$ 320 million in the quarter.

In March 2025 Cemig D concluded its 12th debenture issue, categorized as ‘ESG debentures for sustainable use of proceeds’. The issue raised R$ 2.5 billion, in two series, as follows:

Series	Quantity	Value in R$ ’000	Rate	Maturity	Amortization
Series 1	1,640,000	R$1,640,000	CDI + 0.86% p.a.	2,557 days	72nd to 84th months
Series 2	860,000	R$860,000	IPCA + 7.5467% p.a.	5,479 days	156th , 168th and 180th months

Cemig GT completed its 10th debenture issue in March: categorized as ‘Green Debentures’, with total value of R$ 625 million, maturing 2030, and paying the CDI rate +0.34%.

26

1Q25
DEBT AMORTIZED – R$ ’000
Cemig GT	–
Cemig D	319,865
Other	-
Total	319,865

27

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest ever.

In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody’s again upgraded its rating for Cemig, by one notch.

In May 2024, Moody’s raised its rating to AA+.

In October 2024, Fitch raised its rating to AAA, the highest of all ratings on the Brazilian scale, recognizing:

(i)	consistent results and cash generation,
(ii)	a diversified asset base, and
(iii)	discipline in capital allocation. More details in this table:

28

ESG – Report on performance

Cemig Highlights

▪	In 2024, the average annual outage duration experienced by Cemig’s clients was reduced by approximately 2.5 hours: the time taken to re-establish supply was reduced by 13%; and the average number of outages per consumer was down by 14%. DEC is the acronym for Average Outage Time per Consumer (Duração Equivalente de Interrupção por Unidade Consumidora), one of the main indicators of performance in Brazil’s power sector. In March/25, the perceived DEC was more than 3 hours lower than in the 12-month window ending in Mar/24.
▪	Leadership in the Retail Free Energy Market
o	Cemig’s volume of transactions in power supply in the retail segment of the Energy Free Market exceeded 170 MWavg (megawatts average) in 1Q25. The February 2025 figures from the Brazilian Power Exchange (CCEE) show Cemig as leader in the segment with 173.6 MWavg sold to more than 2,000 clients.

Environment

▪	Cemig is building 5,000 meters of protection fencing in the Pau Furado State Park, in the municipalities of Uberlândia and Araguari, as part of the project to revitalize this State Park after a fire, in September 2024, affected approximately one-third of its area. The Company is also working on reforestation of approximately 200 hectares (some 9% of the park), planting 440,000 native seedlings.▪
▪	The work on recovery of the Pau Furado Park is part of Cemig’s initiatives to preserve areas of native vegetation in Minas Gerais, where there are investments in recovery of six state parks. Conservation units are planned or established throughout the state, such as the Lapa Grande state park in Montes Claros, and the Cerca Grande state park in Matozinhos.

Social

Emergency Action Plans (PAEs)

▪	To empower local populations in areas close to its plants and to support and comply with the National Dam Safety Law, Cemig carried out nine simulations of emergencies in 2024, providing emergency situation training for 1,526 people. The Company plans four more events in 2025, for the Theodomiro Carneiro Santiago (known as Emborcação) hydroelectric plant (in May), the Irapé plant (in July), Peti (in August) and finally the Três Marias plant (in September).
▪	Although the dams of Cemig’s hydroelectric plants are completely safe and carefully monitored, the simulations follow the guidelines of the Emergency Action Plan (EAP) created and established for each dam, aiming to empower people to follow the escape routes of the region to the nearest meeting point, as well as to identify warning signs. The activities always involve the local residents and workers – those who live or work in the vicinity of the hydroelectric generation plants.

The Low-income Tariff

▪	At the beginning of 2025 Cemig had more than 1.4 million clients registered for the Social Electricity Tariff (Tarifa Social de Energia Elétrica – TSEE), which provides a discount of up to 65% on energy bills of low-income families. To be eligible, candidates must be enrolled in the Federal Social Programs Register (Cadastro Único para Programas Sociais do Governo Federal – ‘CadÚnico’), or be recipients of Permanent Social Assistance Benefit (Benefício de Prestação Continuada da Assistência Social – BPC). The TSEE discount applies for monthly consumption of up to 220 kWh – for consumption above this level, the standard rate applies.

29

Governance

Regionalization of distribution

▪	Cemig will be even closer to its clients in all regions of Minas Gerais. Concomitant with the largest phase of major structural investment in its history, in 2025 Cemig is undertaking an organizational restructuring to improve the quality of provision of services throughout its concession area. Among the main changes is the creation of six senior management units and 16 regional management units, expanding Cemig’s presence in the regions of the state outside the capital, and bringing the Company ever closer to its clients.

Cemig in the main sustainability indices

30

Indicators

Indicators	1Q25
Climate change and renewable energy	
% of generation from renewable sources	100%
Consumption of electricity per employee (MWh)	2.08
Consumption of renewable fuels (GJ)	5,348
Consumption of non-renewable fuels (GJ)	27,836
Energy losses in the national grid (Cemig GT)(%)	2.53%
I–REC (renewable-source) certificates sold	633,307
Cemig renewable-source RECs sold	210
Number of smart meters installed	13,948
Environmental impact and protection	
Cemig total reforestation, hectares	83.52
Number of transformers refurbished	0
Percentage of waste sent for reuse	0.96
Water resources	
Water consumption (m³)	47,016.4
Surface Water Monitoring Management Indicator (%)	100%
Sustainable social development	
Allocated to the Children's and Adolescents' Fund (FIA) (R$)	820,320
Allocated to the Fund for the Aged (R$)	820,320
Allocated via the Sports Incentive Law (R$)	8,558,615
Allocated to culture (R$)	25,062,783
Number of homes connected via the *Energia Legal* Program	6,276
Health and safety	
Accident frequency rate (employees + outsourced)	2.63%
Number of fatal or non-fatal accidents with the population	16
Transparency	
% of shares held by members of Boards	0
Number of independent members of the Board of Directors	8
Ethics and Integrity	
Total accusations received	344
Total completed cases ruled valid or partially valid	16
Number of clients, consumers and employees affected with relevant damages due to violations related to Privacy and Personal Data Protection	0
Diversity and equity	
Number of registered employees	5,120
'White' employees, %	54.4%
African-Brazilian employees, %	41.4%
Mixed-race employees, %	0.6%
Indigenous-origin employees, %	0.1%
Employees not declaring race, %	3.6%
Women in Cemig workforce, %	14.0%
Women in leadership positions: %	20.0%
African-Brazilians in leadership positions, %	16.6%
Employees below age 30, %	8.0%
Employees aged 30 to 50, %	60.9%
Employees aged over 50, %	31.1%

31

Performance of Cemig’s securities

	Mar. 2025	2024	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	10.26	10.91	–5.98%
CMIG3 (ON) at the close (R$/share)	14.79	14.44	2.40%
CIG (ADR for PN shares), at close (US$/share)	1.76	1.79	–1.68%
CIG.C (ADR for ON shares) at close (US$/share)	2.55	2.32	9.89%
XCMIG (Cemig PN shares on Latibex), close (€/share)	1.68	1.71	–1.75%
Average daily trading
CMIG4 (PN) (R$ mn)	142.09	143.11	–0.71%
CMIG3 (ON) (R$ mn)	3.82	3.75	1.87%
CIG (ADR for PN shares) (US$ mn)	5.42	4.3	26.05%
CIG.C (ADR for ON shares) (US$ mn)	0.11	0.33	–66.67%
Indices
IEE	85,280	77,455	10.10%
IBOV	130,260	120,283	8.29%
DJIA	9,246	8,978	2.99%
Indicators
Market valuation at end of period, R$ mn	33,679	35,149	–4.18%
Enterprise value (EV), R$ mn (1)	43,707	42,668	2.44%
Dividend yield of CMIG4 (PN) (%) (3)	13.48	11.96	1.52 pp
Dividend yield of CMIG3 (ON) (%) (3)	9.35	9.08	0.27 pp

(1) EV = (Market valuation [calculated as R$/share x number of shares]) + (consolidated Net debt).
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of the period).

In 1Q25 Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the fourth most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market.

On the New York Stock Exchange:

–	the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q25 was US$325.6 million

– reflecting investors’ continued recognition of Cemig as a global investment option.

–	the ADRs for Cemig’s preferred shares were down 1.68% in the quarter,
–	and the ADRs for the common shares rose 9.89%.

In the same period, in São Paulo:

– the Ibovespa index of the São Paulo stock exchange rose 8.29%.

– Cemig’s preferred shares fell 5.98%; and its common shares rose 2.4%.

32

Generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type	Cemig stake

Emborcação	Cemig GT	1,192	475	May 2027	Hydro plant	100.0%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydro plant	100.0%
Irapé	Cemig GT	399	198	Sep. 2037	Hydro plant	100.0%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydro plant	100.0%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydro plant	100.0%
Boa Esperança	Cemig GT	85	25	Aug. 2057	Solar plant	100.0%
Sá Carvalho	Sá Carvalho S.A.	78	54	Aug. 2026	Hydro plant	100.0%
Três Marias Jusante	Cemig GT	70	20	Feb. 2058	Solar plant	100.0%
Rosal	Rosal Energia S.A.	55	28	Dec. 2035	Hydro plant	100.0%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydro plant	100.0%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydro plant	100.0%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind plant	100.0%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.0%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.0%
Pai Joaquim	Cemig PCH S.A.	23	14	Oct. 2033	Small Hydro	100.0%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro plant	100.0%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro plant	100.0%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro plant	100.0%
Tronqueiras	Cemig Ger. Leste	9	3	Dec. 2046	Hydro plant	100.0%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydro plant	100.0%
Queimado	Cemig GT	87	53	July 2034	Hydro plant	82.5%
Hydro plant	Norte Energia	1,313	534	Jul. 2046	Hydro plant	11.7%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro	49.0%
Paracambi	LightGer	12	10	Jan. 2034	Hydro plant	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.0%
Others		74	36
Subtotal		4,676	2,146
Cemig Sim	Equity interests	23	5.5		Solar	49.00%
Cemig Sim	Owned	27	7.1		Solar	100.00%
Total		4,726	2,159

Notes:

The physical guarantee of Boa Esperança and Jusante is the value certified by a certifying company, but it has not been approved by Aneel.

For the plants of Cemig Sim, the installed capacity is in MWac and the physical guarantee has been estimated in the table as being equal to the estimated generation.

There are more details of Cemig Sim's expansion projects on the next page.

33

Expansion of solar generation

Project	Company	Installed capacity (MWac)	Capacity (MWp)	Expected Generation (MWaverage)	Planned operational start date
Ouro Solar Project	Cemig Sim	40.5	57.5	11.4	Jun. 2025 to Apr. 2026
Bloco Azul project	Cemig Sim	23.0	32.6	12.0	Jun. 2025 to Apr. 2026
Solar do Cerrado Project	Cemig Sim	50.0	70.0	13.1	Dec. 2025 to May 2026
Total		113.5	160.1	36.5

RAP: July 2024 – June 2025 cycle

The RAP of Cemig, including the Adjustment Component, received an increase of 18.8% as from July, reflecting: (i) inflation in the period; (ii) strengthening and enhancements; and (iii) flow from reprofiling of the ‘RBSE’ National Grid component.

ANEEL RATIFYING RESOLUTION (ReH) 3348/2024 (2024–2025 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,243,011	115,284	1,358,295
Cemig GT	1,161,990	117,855	1,279,845	Dec. 2042
Cemig Itajubá	43,096	–1,524	41,572	Oct. 2030
Centroeste	26,008	–1,284	24,724	Mar. 2035
Sete Lagoas	11,917	237	12,154	Jun. 2041
Taesa (Cemig stake: 21.68%)	804,260	–40,672	763.588
TOTAL RAP			2,121,883

REIMBURSEMENT FOR NATIONAL GRID ASSETS**
R$ ’000 – by cycle	2022-2023	2023-2024	2024-2025 ¹	From 2025-2026, to 2027-2028	From 2028-2029, to 2032-2033
Economic	144,547	144,375	21,662	83,019	26,039
Financial	129,953	275,556	275,556	275,556	-
TOTAL	274,500	419,931	297,218	358,575	26,039

* The amounts of the reimbursement of National Grid (‘RBSE’) components are included in the RAP of Cemig (first table).

1) 2024-2025 includes the Adjustment Component for postponement of the 2023 Review.

Cemig currently has state environmental (REA) approval for large-scale strengthening and enhancement works, with total capex of R$ 1,242 million, and for investments of R$ 220 million related to Lot 1 of Auction 02/2022 (completion of works planned for 2028).

Note: The amounts stated for 2024 include investments that were made, but were not in Ratifying Resolution 3348/2024, which approved the RAP for July 2024–June 2025.

Planned operational start date	Capex (R$ ’000)	RAP (R$ ’000)
2024	232,197	35,176
2025	307,845	49,239
2026	259,678	41,480
2027	418,872	69,588
2028	243,910	22,396
Total	1,462,502	217,880

34

Regulatory Transmission revenue

Regulatory Transmission revenue – 1Q25
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	454,337	6,482	2,620
Revenue from Transmission operations	454,337	6,482	2,620
Taxes on revenue	-39,808	-236	-242
PIS and Pasep taxes	-7,098	-42	-43
Cofins tax	-32,696	-194	-199
ISS tax	-14	-	-
Sector charges	-84,719	-214	-114
Research and Development (R&D)	-3,325	-59	-22
Global Reversion Reserve (RGR)	-	-132	-80
Energy Development Account (CDE)	-61,488	-	-
Electricity Services Inspection Charge (TFSEE)	-1,321	-23	-12
Program of Incentives for Alternative Electricity Sources – PROINFA	-18,585	-	-
Net revenue	329,810	6,032	2,264

Complementary information

Cemig D

CEMIG D Market
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4
3Q24	5,821	6,557	12,378	43.6
4Q24	5,812	6,505	12,317	42.5
1Q25	5,547	6,448	11,996	45.3
1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2. Total electricity distributed
3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

35

Cemig D	1Q25	4Q24	1Q24	chg. %	chg. %
Operating Revenues (R$ million)				1Q/4Q	1Q/1Q
Revenue from supply of energy	5,886	6,964	5,727	-15.5%	2.8%
Reimbursement of PIS/Pasep and Cofins credits to customers	0	0	323	0.0%	-100.0%
Revenue from Use of Distribution Systems (the TUSD charge)	1,440	1,386	1,178	3.9%	22.2%
CVA and Other financial components in tariff adjustment	126	47	76	168.1%	65.8%
Construction revenue	1,047	1,290	859	-18.8%	21.9%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (VNR)	53	35	31	51.4%	71.0%
Others	594	667	513	-10.9%	15.8%
Subtotal	9,146	10,389	8,707	-11.96%	5.0%
Deductions	-2,643	-2,827	-2,737	-6.5%	-3.4%
Net Revenues	6,503	7,562	5,970	-14.0%	8.9%

	1Q25	4Q24	1Q24	chg. %	chg. %
Cemig D - Expenses (R$ million)				1Q/4Q	1Q/1Q
Personnel	233	256	210	-9.0%	11.0%
Employees' and managers' profit sharing	26	21	25	23.8%	4.0%
Forluz – Post-retirement obligations	65	81	96	-19.8%	-32.3%
Materials	32	28	23	14.3%	39.1%
Outsourced services	433	508	446	-14.8%	-2.9%
Amortization	248	252	217	-1.6%	14.3%
Operating provisions	163	162	191	0.6%	-14.7%
Charges for Use of Basic Transmission Network	838	762	875	10.0%	-4.2%
Energy purchased for resale	2,770	3,356	2,399	-17.5%	15.5%
Construction Cost	1,047	1,290	859	-18.8%	21.9%
Other Expenses	77	139	99	-44.6%	-22.2%
Total	5,932	6,855	5,440	-13.5%	9.0%

Cemig D	1Q25	4Q24	1Q24	chg. %	chg. %
Statement of Results (R$ mn)				1Q/4Q	1Q/1Q
Net Revenue	6,503	7,562	5,970	-14.0%	8.9%
Operating Expenses	5,932	6,855	5,440	-13.5%	9.0%
Operational profit	571	707	530	-19.2%	7.7%
EBITDA	819	958	746	-14.5%	9.8%
Financial Result	-202	-138	-109	46.4%	85.3%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-58	-117	-99	-50.4%	-41.4%
Net Income	311	452	322	-31.2%	-3.4%

36

Cemig GT

Cemig GT - Operating Revenues	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Sales to end consumers	870	848	737	2.6%	18.0%
Supply	537	542	429	-0.9%	25.2%
Revenues from Trans. Network	146	129	162	13.2%	-9.9%
Construction revenue	66	144	60	-54.2%	10.0%
Financial remuneration of transmission contractual assets	219	198	149	10.6%	47.0%
Gain on monetary updating of Concession Grant Fee	138	118	129	16.9%	7.0%
Transactions in the CCEE	21	10	28	110.0%	-25.0%
Generation indemnity revenue	27	23	21	17.4%	28.6%
Others	60	63	34	-4.8%	76.5%
Subtotal	2,084	2,075	1,749	0.4%	19.2%
Deductions	-381	-379	-346	0.5%	10.1%
Net Revenues	1,703	1,696	1,403	0.4%	21.4%

Cemig GT - Operating Expenses	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Personnel	80	73	83	9.6%	-3.6%
Employees' and managers' profit sharing	9	9	9	0.0%	0.0%
Forluz – Post-retirement obligations	21	25	29	-16.0%	-27.6%
Materials	6	8	6	-25.0%	0.0%
Outsourced services	58	72	56	-19.4%	3.6%
Depreciation and Amortization	84	82	84	2.4%	0.0%
Operating provisions	18	35	9	-48.6%	100.0%
Charges for Use of Basic Transmission Network	74	71	73	4.2%	1.4%
Energy purchased for resale	586	642	341	-8.7%	71.8%
Construction Cost	53	116	26	-54.3%	103.8%
Impairment	0	17	23	-100.0%	-
Other Expenses	11	17	-3	-35.3%	-466.7%
Total	1,000	1,167	736	-14.3%	35.9%
Gain on disposal of investments	-	-	43	-	-100.0%
Total - other revenues	-	-	43	-	-
Total	1,000	1,167	693	-14.3%	44.3%

37

Cemig GT - Statement of Results	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Net Revenue	1,703	1,696	1,403	0.4%	21.4%
Operating Expenses	1,000	1,167	693	-14.3%	44.3%
Operational profit	703	529	710	32.9%	-1.0%
Equity gain in subsidiaries	-38	-83	8	-54.2%	-575.0%
EBITDA	749	528	801	41.9%	-6.5%
Financial Result	-16	-222	-69	-92.8%	-76.8%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-108	18	-155	-	-30.3%
Net Income	541	242	494	123.6%	9.5%

Cemig, Consolidated

Energy Sales	1Q25	4Q24	1Q24	chg. %	chg. %
(in GWh)				1Q/4Q	1Q/1Q
Residential	3,838	3,760	3,668	2.1%	4.6%
Industrial	4,311	4,597	4,202	-6.2%	2.6%
Commercial	3,063	2,809	3,136	9.0%	-2.3%
Rural	739	783	750	-5.6%	-1.5%
Others	795	705	759	12.8%	4.7%
Subtotal	12,746	12,654	12,515	0.7%	1.8%
Own Consumption	7	8	8	-12.5%	-12.5%
Wholesale supply	4,826	4,763	4,276	1.3%	12.9%
TOTAL	17,579	17,425	16,799	0.9%	4.6%

Revenue from supply of electricity	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Residential	3,423	3,654	3,126	-6.3%	9.5%
Industrial	1,204	1,373	1,299	-12.3%	-7.3%
Commercial	1,647	1,752	1,674	-6.0%	-1.6%
Rural	517	660	533	-21.7%	-3.0%
Others	506	587	541	-13.8%	-6.5%
Subtotal	7,297	8,026	7,173	-9.1%	1.7%
Retail supply not yet invoiced	-32	225	-155	-114.2%	-
Wholesale supply	1,109	1,371	1,001	-19.1%	10.8%
TOTAL	8,374	9,622	8,019	-13.0%	4.4%

38

Operating Revenues - consolidated	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Sales to end consumers	7,265	8,250	7,017	-11.9%	3.5%
Wholesale supply	1,110	1,371	1,002	-19.0%	10.8%
TUSD	1,429	1,375	1,169	3.9%	22.2%
CVA and Other financial components in tariff adjustment	126	47	76	168.1%	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	0	0	323	-	-
Transmission revenue	60	-20	67	-400.0%	-10.4%
Financial remuneration of transmission contract	173	219	151	-21.0%	14.6%
Transactions in the CCEE	22	10	41	120.0%	-46.3%
Gas supply	921	988	920	-6.8%	0.1%
Construction revenue	1,215	1,547	956	-21.5%	27.1%
Others	894	976	772	-8.4%	15.8%
Subtotal	13,215	14,763	12,494	-10.5%	5.8%
Taxes and charges deductions from revenue	-3,371	-3,586	-3,436	-6.0%	-1.9%
Net Revenues	9,844	11,177	9,058	-11.9%	8.7%

Operating Expenses - consolidated	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Personnel	346	332	324	4.2%	6.8%
Employees’ and managers’ profit sharing	43	49	39	-12.2%	10.3%
Forluz – Post-Retirement Employee Benefits	102	122	142	-	-28.2%
Materials	39	37	29	5.4%	34.5%
Outsourced services	515	618	519	-16.7%	-0.8%
Energy purchased for resale	4,267	4,923	3,511	-13.3%	21.5%
Charges for use of the national grid	767	692	843	10.8%	-9.0%
Gas bought for resale	489	564	510	-13.3%	-4.1%
Depreciation and Amortization	364	364	329	0.0%	10.6%
Operating Provisions	197	259	216	-23.9%	-8.8%
Construction costs	1,202	1,518	921	-20.8%	30.5%
Impairment loss	0	0	23	-	-
Other Expenses	92	182	103	-49.5%	-10.7%
Total	8,423	9,660	7,509	-12.81%	12.17%
Gain on disposal of investments	-	-	43	-	-
Total - other revenues	-	-	43	-	-
Total	8,423	9,660	7,466	-12.8%	12.8%

39

Financial Result Breakdown	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
FINANCE INCOME
Income from cash investments	84	148	65	-43.2%	29.2%
Arrears fees on sale of energy	74	78	75	-5.1%	-1.3%
Monetary variations	12	35	39	-65.7%	-69.2%
Monetary variations – CVA	18	12	2	50.0%	800.0%
Monetary updating on Court escrow deposits	21	18	18	16.7%	16.7%
Pasep and Cofins charged on finance income	-53	-65	-41	-18.5%	29.3%
Gains on financial instruments - Swap	0	21	42	-	-
Others	38	37	18	2.7%	111.1%
	194	284	218	-31.7%	-11.0%

FINANCE EXPENSES
Costs of loans and financings	260	293	219	-11.3%	18.7%
Foreign exchange variations	0	233	59	-	-
Monetary updating – loans and financings	125	99	55	26.3%	80.0%
Foreign exchange variations - Itaipu Binacional	0	18	2	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits	13	0	15	-	-13.3%
Others	46	37	49	24.3%	-
	444	680	399	-	11.3%

NET FINANCE INCOME (EXPENSES)	-250	-396	-181	-36.9%	-238.1%

Consolidated profit and loss account	1Q25	4Q24	1Q24	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Net Revenue	9,844	11,177	9,058	-11.9%	8.7%
Operating Expenses	8,423	9,660	7,466	-12.8%	12.8%
Operational profit	1,421	1,517	1,592	-6.3%	-10.7%
Equity gain (loss) in subsidiaries	42	33	91	27.3%	-53.8%
EBITDA	1,827	1,914	2,011	-4.5%	-9.1%
Financial Result	-250	-396	-181	-36.9%	38.1%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-175	-156	-349	12.2%	-49.9%
Net profit for the period	1,039	998	1,153	4.1%	-9.9%

Recurring profit: reconciliation
R$ mn	1Q25	1Q24
Net profit – IFRS	1,039	1,153
Remeasurement of post-employment liabilities	-18	-
FX exposure – Eurobond hedge	-	11
Gain on sale of investment	-	-25
Impairment	-	15
Recurring net profit	1,021	1,154

40

Cash Flow Statement	mar/25	mar/24
(R$ million)
Cash at beginning of period	1,898	1,537
Cash generated by operations	1,372	1,639
Net income for the period from going concern operations	1,039	1,153
Interest and monetary variations	314	212
Depreciation and amortization	364	329
CVA and other financial components	-126	-76
Equity gain (loss) in subsidiaries	-42	-91
Provisions (reversals) for operational losses	187	210
Deferred income and social contribution taxes	175	349
Refund of PIS/Pasep and Cofins credits to consumers	-91	-323
Dividends receivable	45	56
Interest paid on loans and financings	-219	-64
Net gain on derivative instruments at fair value through profit or loss	0	-42
Interest and monetary variation	0	59
Gain on disposal of investments	0	-43
Post-employment obligations	102	145
Remeasuring of concession financial and concession contract assets	-405	-368
Others	29	133
Investment activity	-2,763	-2,486
Securities - Financial Investment	-1,001	-1,598
Financial assets	0	101
Fixed and Intangible assets/distribution and gas infrastructure	-1,762	-1,035
Others	0	46
Financing activities	2,737	1,487
Lease payments	-19	-18
Payments of loans and financings	-320	-441
Interest on Equity, and dividends	-	-
Proceeds from Loans, financings and debentures	3,076	1,946
Cash at end of period	3,244	2,177

41

	Mar. 2025	2024
BALANCE SHEETS - ASSETS
(R$ million)
CURRENT
Cash and cash equivalents	3,244	1,898
Marketable securities	1,456	358
Customers, traders, concession holders and Transport of energy	5,518	5,596
Concession financial assets	1,332	1,190
Concession contract assets	1,179	1,140
Tax offsetable	533	511
Income tax and Social Contribution tax recoverable	33	7
Dividends receivable	75	111
Public lighting contribution	309	296
Escrow deposits	784	235
Other credits	951	834
Assets classified as held for sale	58	57
TOTAL CURRENT	15,472	12,233
NON-CURRENT
Securities	55	135
Consumers and traders	275	254
Tax offsetable	1,476	1,455
Income tax and Social Contribution tax recoverable	564	582
Deferred income tax and Social Contribution tax	2,367	2,334
Escrow deposits in legal actions	1,204	1,196
Accounts receivable from the State of Minas Gerais	38	40
Financial assets of the concession	7,184	6,881
Contractual assets	10,670	10,327
Investments	3,254	3,221
Property, plant and equipment	3,749	3,715
Intangible assets	17,087	16,806
Leasing – rights of use	374	387
Other credits	133	161
TOTAL NON-CURRENT	48,430	47,494

TOTAL ASSETS	63,902	59,727

42

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	Mar. 2025	2024
(R$ million)
CURRENT
Suppliers	2,981	2,952
Regulatory charges	417	344
Profit sharing	154	111
Taxes	674	725
Income tax and Social Contribution tax	128	163
Interest on Equity, and dividends, payable	4,100	3,611
Loans and financings	2,636	2,877
Payroll and related charges	210	217
Public Lighting Contribution	481	475
Post-retirement liabilities	191	233
Accounts payable related to energy generated by consumers	1,435	1,251
PIS/Pasep and Cofins taxes to be reimbursed to customers	457	526
Leasing operations	80	79
Other obligations	659	582
TOTAL CURRENT	14,603	14,146

NON-CURRENT
Regulatory charges	114	172
Loans and financings	12,607	9,403
Income tax and Social Contribution tax	499	496
Deferred Income tax and Social Contribution tax	1,512	1,543
Provisions	1,920	1,853
Post-retirement liabilities	4,082	4,073
PASEP / COFINS to be returned to consumers	163	166
Leasing operations	337	350
Others	144	142
TOTAL NON-CURRENT	21,378	18,198
TOTAL LIABILITIES	35,981	32,344

TOTAL EQUITY
Share capital	14,309	14,309
Capital reserves	393	393
Profit reserves	13,576	13,576
Equity valuation adjustments	-863	-900
Retained earnings	500	0
NON-CONTROLLING INTERESTS	27,915	27,378
Non-Controlling Interests	6	5
TOTAL EQUITY	27,921	54,761
TOTAL LIABILITIES AND EQUITY	63,902	87,105

43

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives; and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM), and in the 20-F Form filed with the US Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated.

Financial data reflect the adoption of IFRS.